Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
by and among
ev3 INC.,
STARSKY MERGER SUB, INC.,
STARSKY ACQUISITION SUB, INC.,
CHESTNUT MEDICAL TECHNOLOGIES, INC.
and
CMT SR, INC.
Dated as of June 2, 2009

TABLE OF CONTENTS

ARTICLE I. The Merger		1
1.1	Effective Time of Merger	1
1.2	Closing	2
1.3	Effects of the Merger	2
1.4	Articles of Incorporation	2
1.5	By-Laws	3
1.6	Officers and Directors of Surviving Corporation	3

ARTICLE II. Effects of the Merger; Merger Consideration		3
2.1	Effect on Capital Stock	3
2.2	Options and Warrants	7
2.3	FDA Milestone Payments	8
2.4	Exchange Agent; Exchange of Certificates	12
2.5	Adjustments to Closing Date Merger Consideration	15
2.6	Intentionally Omitted	17
2.7	Intentionally Omitted	17
2.8	No Fractional Shares	17
2.9	Dissenting Shares	18
2.10	Adjustments	18
2.11	Shareholder Representative	18

ARTICLE III. Representations and Warranties		21
3.1	Representations and Warranties of Company	21
3.2	Representations and Warranties of Parent	41
3.3	Representations and Warranties of Acquisition Co.	46

ARTICLE IV. Covenants		47
4.1	Conduct of Company Prior to the Effective Time	47
4.2	Access to Information	49
4.3	Reasonable Best Efforts	50
4.4	No Solicitation	50
4.5	Company Board Recommendation	51
4.6	Company Shareholder Approval	51
4.7	Company Shareholder Materials	51
4.8	Fees and Expenses	52
4.9	Indemnification; Directors’ and Officers’ Insurance	52
4.10	Public Announcements	53
4.11	Form S-3 Resale Registration Statement; Registration Procedures	53
4.12	Stock Exchange Listing	55
4.13	Supporting FDA Approval Process	55
4.14	Additional Agreements	55
4.15	Tax Free Qualification	55
4.16	Employees and Employee Benefit Plan Matters	55
4.17	Parent Changes	56
4.18	Section 280G Matters	56
4.19	Merger Consideration Distributions	57

i

4.20	Preparation and Filing of Form S-4	57

ARTICLE V. Conditions Precedent		59
5.1	Conditions to Each Party’s Obligation To Effect the Merger	59
5.2	Conditions to Obligations of Parent	59
5.3	Conditions to Obligations of Company	61

ARTICLE VI. Termination and Amendment		62
6.1	Termination	62
6.2	Effect of Termination	62
6.3	Amendment	63
6.4	Extension; Waiver	63

ARTICLE VII. Indemnification		63
7.1	Survival	63
7.2	Indemnification	63
7.3	Satisfaction of Indemnifiable Losses After the Effective Time	64
7.4	Third-Party Claims	65
7.5	Remedies	65
7.6	Waiver of Defenses	66
7.7	Treatment of Indemnification Payments	66

ARTICLE VIII. General Provisions		66
8.1	Notices	66
8.2	Definitions; Interpretation	67
8.3	Counterparts; Facsimile Signatures	68
8.4	Entire Agreement; No Third Party Beneficiaries	68
8.5	Governing Law	68
8.6	Severability	68
8.7	Assignment	68
8.8	Submission to Jurisdiction	68
8.9	Enforcement	69
8.10	WAIVER OF JURY TRIAL	69
8.11	Conflict Waiver; Legal Files	69

Schedules:

Company Disclosure Schedules
Parent Disclosure Schedules
Schedule 5.2(j): Company Shareholders to Sign Lock-up Agreements

INDEX OF DEFINED TERMS

Accounting Firm	17
Acquisition Co.	1
Acquisition Proposal	50
Actual FDA Milestone Price	9
Additional Consideration	17
Agreement	1
Applicable Denominator	5
Applicable Law	25
Balance Sheet Date	25
Blackout Notice	54
Broker	40
Business Day	2
CCC	1
Closing	2
Closing Cash	15
Closing Cash Percentage	3
Closing Date	2
Closing Date Cash Adjustment Amount	7
Closing Date Cash Consideration	4
Closing Date Cash Per Share Consideration	5
Closing Date Merger Consideration	4
Closing Date Merger Consideration Value	7
Closing Date Merger Stock Consideration Value	6
Closing Date Per Share Consideration	5
Closing Date Stock Consideration	5
Closing Date Stock Per Share Consideration	5
Closing Indebtedness	16
Closing Statement	15
Closing Stock Percentage	3
COBRA	33
Code	1
Company	1
Company Benefit Plan	32
Company Board	36
Company Board Recommendation	36
Company Capital Stock	3
Company Certificates	12
Company Common Stock	3
Company Disclosure Schedule	21
Company Indemnified Parties	52
Company Intellectual Property	38
Company Licenses	26
Company Material Contracts	31
Company Option	7

Company Option Holders	13
Company Permits	25
Company Preferred Stock	3
Company Product	26
Company Shareholder Materials	52
Company Shareholder Meeting	58
Company Shareholder Proposal	36
Company Shareholders	12
Company Transaction Legal Files	70
Company Warrants	23
Constituent Corporations	2
Contemplated Transactions	69
D&O Policy	53
Deemed FDA Milestone Price	9
Deferral Cash Threshold	12
Dispute Notice	16
Dissenting Shares	18
Effective Time	2
Employee	55
Environmental Claim	39
Environmental Laws	39
ERISA	32
ERISA Affiliate	32
Estimated Closing Cash	15
Estimated Indebtedness	15
Exchange Act	25
Exchange Agent	12
Exchange Fund	13
Exclusivity Letter Agreement	51
Extended Indemnity Termination Date	63
FDA	10
FDA Milestone Consideration	9
FDA Milestone Notice	11
FDA Milestone Per Share Consideration	9
FDCA	26
Financial Statements	25
First Agreement of Merger	1
First Surviving Corporation	2
Form S-4	58
Forward Merger	1
Fully Diluted Shares	5
GAAP	25
Government Programs	27
Governmental Entity	24
Hazardous Materials	39
Indebtedness	6

Indemnification Reserve	64
Indemnification Set-off Notice	65
Indemnifying Party	64
Indemnitees	64
Indemnity Termination Date	63
Infringe	38
Intellectual Property	37
Lien	37
Liquidation Preference Payment	6
Loss Deductible	64
Losses	64
Material	21
Material adverse effect	21
McDermott	69
Merger	1
Merger Co.	1
Merger Consideration	9
Merger Consideration Value	10
Merger Stock Consideration Value	10
Milestone Achievement Date	11
Milestone Cash Adjustment Amount	11
Milestone Cash Consideration	9
Milestone Payees	8
Milestone Stock Consideration	9
Milestone Stock Percentage	9
Negative Adjustment	17
Negative Adjustment Shortfall	17
Outstanding Company Options	23
Parent	1
Parent Certificates	13
Parent Common Stock	3
Parent Disclosure Schedule	41
Parent Financial Statements	44
Parent Intellectual Property	46
Parent Permitted Liens	46
Parent Preferred Stock	45
Parent SEC Documents	43
Parent Stock Awards	45
Per Share Merger Consideration	4
Person	13
PMA Letter	10
Private Insurance Programs	27
Proposed Written Consent	51
Proxy Statement-Prospectus	58
Real Estate	37
Registrable Securities	53

v

Registration Statement	53
Representative Funds	20
Required Company Shareholder Vote	37
Requisite Regulatory Approvals	59
Resolution Period	16
Reverse Merger	1
S-4 Notice	57
Second Agreement of Merger	2
Second Effective Time	2
Securities Act	23
Series A Preferred Stock	3
Series B Preferred Stock	3
Series C Preferred Stock	3
Set-off Dispute Notice	65
Set-off Resolution Period	65
Set-off Review Period	65
Shareholder Representative	1
Statement Review Period	16
Subsidiary	21
Surviving Corporation	2
Tax	31
Tax Return	31
Taxable	31
Taxes	31
Termination Date	62
Upfront Closing Price	5
Upfront Signing Price	5
Violation	24
Voting Agreement	1
Voting Debt	23

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER, dated as of June 2, 2009 (this “Agreement”), is by and among ev3 Inc., a Delaware corporation (“Parent”), Starsky Merger Sub, Inc., a California corporation and a direct wholly owned subsidiary of Parent (“Merger Co.”), Starsky Acquisition Sub, Inc., a California corporation and a direct wholly owned subsidiary of Parent (“Acquisition Co.”), Chestnut Medical Technologies, Inc., a California corporation (“Company”), and CMT SR, Inc., a California corporation (“Shareholder Representative”).
     A. Each of the respective Boards of Directors of Parent, Merger Co., Acquisition Co. and Company has approved, and declared it advisable and in the best interests of its stockholders or shareholders, as the case may be, to consummate the business combination transaction and other transactions provided for herein, including the merger (the “Reverse Merger”) of Merger Co. with and into the Company and the immediately subsequent merger of Company with and into Acquisition Co. (the “Forward Merger”; together with the Reverse Merger, the “Merger”), in accordance with the laws of their respective states of incorporation, including the California Corporations Code (the “CCC”), and upon the terms and subject to the conditions set forth herein.
     B. Parent and Company intend the Merger to qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”).
     C. Parent and Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
     D. Contemporaneously with the execution of this Agreement, as an inducement to Parent’s willingness to enter into this Agreement and incur the obligations set forth herein, certain of Company’s shareholders, which beneficially or of record hold an aggregate of approximately 66% of the outstanding shares of the capital stock of Company (on an as-converted to Company Common Stock basis), have entered into a voting agreement, dated as of the date hereof, with Parent (each, a “Voting Agreement”), pursuant to which, upon the terms set forth therein, such shareholders have agreed to vote their shares of Company Common Stock and Company Preferred Stock, as applicable, in favor of this Agreement and the transactions contemplated hereby.
     Accordingly, and in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and intending to be legally bound, the parties hereto agree as follows:
ARTICLE I.
The Merger
     1.1 Effective Time of Merger. Subject to the provisions of this Agreement, an agreement of merger (the “First Agreement of Merger”) for the Reverse Merger shall be duly prepared, executed by Company and Merger Co. and thereafter delivered to the Secretary of State of the State of California for filing, as provided in the CCC, on the Closing Date (as defined in Section 1.2). The Reverse Merger shall become effective upon the filing of the First Agreement of Merger with the Secretary of State of the State of California or at such time thereafter as is agreed upon in writing by Parent and Company and provided in the First Agreement of Merger (the “Effective Time”). Subject to the provisions of this Agreement, an agreement of merger (the “Second Agreement of Merger”) for the Forward Merger shall be duly prepared, executed by Company and Acquisition Co. and thereafter delivered to the Secretary of State of the State of California for filing, as provided in the CCC, on the Closing Date (as defined in Section 1.2) immediately after the Effective Time. The Forward Merger shall become effective upon the filing of the Second Agreement of Merger with the Secretary of State of the State of California or at such time thereafter as is agreed upon in writing by Parent and Company and provided in the Second Agreement of Merger (the “Second Effective Time”)
     1.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., California time, on the date (the “Closing Date”) that is the second Business Day after the satisfaction or waiver (subject to Applicable Law) of the conditions set forth in Article V (excluding conditions that, by their terms, are to be satisfied on the Closing Date but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Oppenheimer Wolff & Donnelly LLP, 3300 Plaza VII, 45 South Seventh Street, Minneapolis, Minnesota 55402, unless another place is agreed to in writing by the parties hereto. For the purposes of this Agreement, “Business Day” shall mean each day other than a Saturday, Sunday or any other day when commercial banks in Minneapolis, Minnesota are authorized or required by law to close.
     1.3 Effects of the Merger. At the Effective Time, Merger Co. shall be merged with and into Company and the separate existence of Merger Co. shall cease. At the Second Effective Time, Company as the surviving corporation in the Reverse Merger (the “First Surviving Corporation”) shall be merged with and into Acquisition Co. and the separate existence of the First Surviving Corporation shall cease and Acquisition Co. shall continue as the surviving corporation in the Merger. The Merger will have the effects set forth in the CCC. As used in this Agreement, “Constituent Corporations” shall mean each of Merger Co., Acquisition Co. and Company, and “Surviving Corporation” shall mean Acquisition Co., at and after the Second Effective Time, as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent. The parties intend the Merger (i.e., the Reverse Merger and the Forward Merger taken together as a single integrated transaction) to be treated as a tax-free reorganization pursuant to Section 368(a)(2)(D) of the Code and Revenue Ruling 2001-46, 2001-2 C.B. 321 (and any comparable provisions of any applicable state or local law); provided, however, that if the Merger is determined (within the meaning of Section 1313(a) of the Code) not to qualify as a tax-free reorganization, the parties intend the Reverse Merger and the Forward Merger each to be treated as separate transactions for income tax purposes pursuant to Revenue Ruling 90-95, 1990-2 C.B. 67 (and any comparable provisions of any applicable state or local law).
     1.4 Articles of Incorporation. At the Second Effective Time, the articles of incorporation of Acquisition Co. as in effect immediately prior to the Second Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law except that the articles of incorporation shall be amended so that the name of the Surviving Corporation shall be “Chestnut Medical Technologies, Inc.”.
     1.5 By-Laws. At the Second Effective Time, the By-laws of Acquisition Co. as in effect immediately prior to the Second Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law.
     1.6 Officers and Directors of Surviving Corporation. The officers of Acquisition Co. as of the Second Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly appointed and qualified, as the case may be. The directors of Acquisition Co. as of the Second Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.
ARTICLE II.
Effects of the Merger; Merger Consideration
     2.1 Effect on Capital Stock.
          (a) Cancellation of Certain Stock. At the Effective Time, by virtue of the Reverse Merger and without any action on the part of the holder of any shares of Company Common Stock or Company Preferred Stock, all shares of common stock, without par value, of Company (the “Company Common Stock”), series A preferred stock, without par value, of Company (the “Series A Preferred Stock”), series B preferred stock, without par value, of Company (the “Series B Preferred Stock”) and series C preferred stock, without par value, of Company (the “Series C Preferred Stock” and, collectively with the Series A Preferred Stock and Series B Preferred Stock, the “Company Preferred Stock” and, collectively with the Company Common Stock, the “Company Capital Stock”) that are owned by Company, or any direct or indirect wholly owned Subsidiary of Company, shall be canceled and shall cease to exist, and no cash or shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) or other consideration shall be delivered in exchange therefor.
          (b) Conversion of Company Preferred Stock. If the condition to the obligation of Parent, Merger Co. and Acquisition Co. to effect the Merger set forth in Section 5.2(d) is not satisfied prior to the Closing and Parent has waived the satisfaction of such condition, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be canceled in accordance with Section 2.1(a) and (ii) Dissenting Shares) shall be, at the Effective Time by virtue of the Reverse Merger, canceled and extinguished and automatically converted into the right to receive the Liquidation Preference Payment applicable to such share, without interest, payable (A) such percentage that is equal to 100% minus the Closing Stock Percentage (the “Closing Cash Percentage”) in cash and (B) such percentage that is between 60% and 70% (inclusive) as is selected by Parent in its sole discretion and set forth in a written notice to Company delivered by Parent at least 3 days prior to the anticipated Closing Date (the “Closing Stock Percentage”) in shares of Parent Common Stock (assuming each share of Parent Common Stock has a value equal to the Applicable Denominator). Upon conversion of the shares of Company Preferred Stock pursuant to this Section 2.1(b) into the right to receive the Liquidation Preference Payment in cash and shares of Parent Common Stock, all such shares of the Company Preferred Stock shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Liquidation Preference Payment in respect of such shares as provided in this Section 2.1(b) upon the surrender of the certificate representing such shares in accordance with Section 2.4(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.4(k)). If the condition to the obligation of Parent, Merger Co. and Acquisition Co. to effect the Merger set forth in Section 5.2(d) is not satisfied prior to Closing and Parent has waived the satisfaction of such condition because shares of Company Preferred Stock have not converted and holders thereof will receive the Liquidation Preference Payment, the calculation of the Per Share Merger Consideration payable to the holders of Company Common Stock and Company Options immediately prior to the Effective Time will be adjusted such that the holders of Company Common Stock and Company Options immediately prior to the Effective Time will receive the benefit of the holders of Company Preferred Stock that are paid the Liquidation Preference Payment receiving less than the Per Share Merger Consideration that would have been payable if such holders of Company Preferred Stock had converted prior to the Effective Time.
          (c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be canceled in accordance with Section 2.1(a) or (ii) Dissenting Shares) shall be, at the Effective Time by virtue of the Reverse Merger, canceled and extinguished and automatically converted into the right to receive (i) the Closing Date Per Share Consideration and (ii) the FDA Milestone Per Share Consideration (collectively, the “Per Share Merger Consideration”) that may be payable in respect of such share pursuant to this Agreement, if any, at the respective times and subject to the conditions and contingencies herein. Upon conversion of the shares of Company Common Stock pursuant to this Section 2.1(c), all such shares of the Company Common Stock shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Per Share Merger Consideration in respect of such shares upon the surrender of the certificate representing such shares in accordance with Section 2.4(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.4(k)).
          (d) Definitions.
               (i) “Closing Date Cash Consideration” means an amount payable in cash equal to (A) the Closing Cash Percentage multiplied by the Closing Date Merger Consideration, less (B) the Representative Funds, less (C) any Closing Date Cash Adjustment Amount.
               (ii) “Closing Date Merger Consideration” means (A) Seventy-Five Million Dollars ($75,000,000), plus (B) the amount of cash and cash equivalents held by the Company as of the Closing Date, plus (C) an amount equal to the aggregate of with respect to each Company Option (as defined below) which is outstanding immediately prior to the Effective Time (I) such Company Option’s exercise price per share multiplied by (II) the total number of shares of Company Capital Stock issuable upon full exercise of such Company Options, less (D) the amount of Indebtedness of Company as of the Closing Date.
               (iii) “Closing Date Stock Consideration” means that number of whole shares of Parent Common Stock equal to the quotient of (A) an amount equal to the Closing Stock Percentage multiplied by the Closing Date Merger Consideration, divided by (B) the Applicable Denominator, payable in validly issued, fully paid and non-assessable shares of Parent Common Stock. For purposes of this definition, the “Applicable Denominator” shall be determined as follows:
     (A) If the Upfront Closing Price is at least 80% but not more than 120% of the Upfront Signing Price, then the Applicable Denominator shall equal the Upfront Closing Price;
     (B) If the Upfront Closing Price is greater than 120% of the Upfront Signing Price, then the Applicable Denominator shall equal 120% of the Upfront Signing Price; and
     (C) If the Upfront Closing Price is less than 80% of the Upfront Signing Price, then the Applicable Denominator shall equal 80% of the Upfront Signing Price.
The “Upfront Closing Price” shall equal the average of the closing prices of Parent Common Stock as reported on the NASDAQ Global Select Market for the ten (10) trading days ending on the date that is two (2) Business Days prior to the Closing Date.
The “Upfront Signing Price” is $8.68, which the parties hereto agree is equal to the average of the closing prices of Parent Common Stock as reported on the NASDAQ Global Select Market for the ten (10) trading days ending on the date that is two (2) Business Days prior to the date of execution of this Agreement.
In determining the Applicable Denominator, the amounts of the Upfront Closing Price and Upfront Signing Price will be adjusted, as necessary, to take into account stock splits or reverse stock splits or any dividends of stock or rights with respect to stock that are declared or made to holders of Parent Common Stock in the period between the first measurement date for the Upfront Signing Price and the last measurement date for the Upfront Closing Price.
               (iv) “Closing Date Per Share Consideration” means the aggregate of (A) the Closing Date Stock Consideration (consisting of the number of whole shares of Parent Common Stock described in Section 2.1(d)(iii)) divided by the number of Fully Diluted Shares (the “Closing Date Stock Per Share Consideration”) and (B) the Closing Date Cash Consideration divided by the number of Fully Diluted Shares (the “Closing Date Cash Per Share Consideration”).
               (v) “Fully Diluted Shares” means (i) the aggregate number of shares of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(a)),

outstanding immediately prior to the Effective Time plus (ii) the number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock outstanding immediately prior to the Effective Time plus (iii) the number of shares of Company Common Stock issuable upon any exercise of any options or warrants or other rights that gives the holder thereof the right to purchase shares of Company Common Stock that are outstanding immediately prior to the Effective Time plus (iv) the number of shares of Company Common Stock that are issuable upon conversion of all shares of Company Preferred Stock that are issuable upon any exercise of any options or warrants or other rights that give the holder thereof the right to purchase shares of Company Preferred Stock that are outstanding immediately prior to the Effective Time.
               (vi) “Indebtedness” means any and all amounts that would be required to be set forth as a liability on a balance sheet prepared in accordance with GAAP (as defined in Section 3.1(d)) as of the Closing Date, including (a) all obligations for borrowed money, (b) any reimbursement obligations in respect of letters of credit, surety bonds or obligations in respect of bankers acceptances, whether or not matured, (c) all obligations to pay the deferred purchase price of property or services, including trade accounts payable and accrued commercial or trade liabilities, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all capital lease obligations; (f) all unpaid fees and expenses of financial advisors, brokers, attorneys, accountants, consultants and other advisors, including all such fees incurred by Company or for which Company is responsible, relating to this Agreement and the transaction contemplated hereby, regardless of when incurred including any legal expenses incurred after the Closing to assist Company Shareholders in remitting Certificates to the Exchange Agent, completing lost certificate affidavits, etc.; (g) all employment-related taxes that are payable by the Company with respect to the payment of any Merger Consideration to the holders of Company Options; (h) all Taxes that are or may become owing by the Company (exclusive of any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as a result of the operations of the Company prior to the Effective Time regardless of whether or not accrued and (i) in the event that Parent prepares and files a Form S-4 pursuant to Section 4.20, 50% of all of the reasonable costs and expenses, including attorneys’ fees and expenses, of Parent incurred after delivery of the S-4 Notice in preparing, filing and causing the Form S-4 to be declared effective but in any event no more than $50,000; but excluding from the definition of “Indebtedness” total current liabilities of the Company incurred in the ordinary course of business so long as such current liabilities are less than $425,000, but including in the definition of “Indebtedness” any such current liabilities to the extent in excess of $425,000.
               (vii) “Liquidation Preference Payment” of a share of Company Preferred Stock shall mean the stated face or redemption amount plus any accrued dividend amounts that, under the terms set forth in Company’s articles of incorporation, are payable in respect of such series of such share of Company Preferred Stock.
               (viii) “Closing Date Merger Stock Consideration Value” means the aggregate value of all of the shares of Parent Common Stock issued to the Company Shareholders and Company Option Holders as part of the Closing Date Merger Consideration as determined by the opening price for such shares as reported on the NASDAQ Global Select Market (or such other exchange on which shares of Parent Common Stock may be traded on the date of issuance) on the date of issuance. The “Closing Date Merger Consideration Value” means the sum of the Closing Date Merger Stock Consideration Value and the aggregate amount of cash issued to the Company Shareholders and Company Option Holders as part of the Closing Date Merger Consideration, which shall include for purposes of the definition of Closing Date Merger Consideration Value all amounts paid with respect to shareholders who assert dissenters rights, payments to holders of Company Preferred Stock and any and all other consideration paid to any Person in connection with the Merger by virtue of such Person’s holdings of shares of Company Capital Stock or options or warrants to acquire shares of Company Capital Stock, exclusive of any amounts considered to be imputed interest with respect to the payment of any Closing Date Merger Consideration.
          (e) Potential Adjustment to Closing Date Cash Consideration. In the event that the Closing Date Merger Stock Consideration Value would constitute less than 40% of the Closing Date Merger Consideration Value to be paid and issued to the Company Shareholders and Company Option Holders hereunder before giving effect to this Section 2.1(e), then there shall be a reduction in the amount of cash that comprises the Closing Date Cash Consideration such that, after giving effect to such reduction, the Closing Date Merger Stock Consideration Value equals 40% of the aggregate Closing Date Merger Consideration paid and issued to the Company Shareholders and Company Option Holders hereunder. The amount of any such reduction is referred to herein as the “Closing Date Cash Adjustment Amount”.
          (f) Merger Co., First Surviving Corporation and Acquisition Co. Capital Stock. At the Effective Time by virtue of the Reverse Merger, each share of common stock, par value $0.01 per share, of Merger Co. outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the First Surviving Corporation. Each certificate evidencing ownership of shares of common stock of Merger Co. shall thereafter evidence ownership of shares of common stock of First Surviving Corporation. At the Second Effective Time by virtue of the Forward Merger, each share of common stock, par value $0.01 per share, of First Surviving Corporation outstanding immediately prior to the Second Effective Time shall be automatically canceled without any consideration or other payment therefore. At the Second Effective Time by virtue of the Forward Merger, each share of common stock, par value $0.01 per share, of Acquisition Co. outstanding immediately prior to the Second Effective Time shall be automatically converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of common stock of Acquisition Co. shall thereafter evidence ownership of shares of common stock of Surviving Corporation.
     2.2 Options and Warrants. All options, warrants, or other rights to purchase shares of Company Capital Stock (each, a “Company Option”) which are outstanding immediately prior to the Effective Time shall not be assumed by Parent, First Surviving Corporation or Surviving Corporation and shall therefore become, pursuant to their respective terms, fully vested and exercisable prior to the Effective Time. Holders of Company Options shall be given the opportunity to exercise their Company Options effective prior to the Effective Time. All Company Options that remain unexercised and outstanding as of the Effective Time shall be terminated and canceled as of the Effective Time and converted into, and represent only, the right to receive from Parent, for each share of Company Common Stock that is issuable upon full exercise of the Company Option (including, for this purpose, the number of shares of Company Common Stock that are issuable upon conversion of all shares of Company Preferred Stock that are issuable upon any exercise of a Company Option) the Closing Date Per Share Consideration and the FDA Milestone Per Share Consideration all on the terms set forth in this Article II; provided, however, that (i) there shall be deducted from the aggregate Closing Date Cash Per Share Consideration payable with respect to each Company Option, an amount equal to (A) the Closing Cash Percentage multiplied by the exercise per share price of the applicable Company Option multiplied by (B) the total number of shares of Company Common Stock issuable upon full exercise of the Company Option and (ii) there shall be deducted from the aggregate Closing Date Stock Per Share Consideration payable with respect to each Company Option a number of shares of Parent Common Stock that have a value (based on the Applicable Denominator) equal to (C) the Closing Stock Percentage multiplied by the exercise per share price of the applicable Company Option multiplied by (D) the total number of shares of Company Common Stock issuable upon full exercise of the Company Option, provided further, however, that if the product of clause (A) and (B) in clause (i) is greater than the aggregate Closing Date Cash Per Share Consideration payable with respect to a Company Option, then a number of shares of Parent Common Stock that have a value (based on the Applicable Denominator) equal to the amount of the excess of the product of (A) and (B) over the aggregate Closing Date Cash Per Share Consideration payable with respect to such Company Option shall also be deducted from the aggregate Closing Date Stock Per Share Consideration payable with respect to such Company Option. Following the Effective Time, no holder of Company Options, or any participant in or beneficiary of any of the Company Benefit Plans, shall have any right to acquire or receive any equity securities or other interests in the First Surviving Corporation, Parent, Surviving Corporation or their respective Subsidiaries, or any other consideration.
     2.3 FDA Milestone Payments.
          (a) FDA Milestone Consideration Generally.
               (i) FDA Milestone Consideration. Parent shall pay, or cause the Exchange Agent to pay, the FDA Milestone Consideration (as defined in Section 2.3(b)(ii)) to the holders of Company Common Stock entitled to such payment pursuant to Section 2.1(c) and holders of Company Options entitled to such payment pursuant to Section 2.2 (the “Milestone Payees”) if, and only if, the Surviving Corporation receives the PMA Letter (as defined in Section 2.3(b)(vii)) on or before December 31, 2012, in which case the FDA Milestone Consideration will become payable as set forth in this Section 2.3.
               (ii) Payout of FDA Milestone Consideration. The amount of FDA Milestone Consideration that each Milestone Payee shall be entitled to receive hereunder, if any, shall be an amount equal to the FDA Milestone Per Share Consideration (as defined in Section 2.3(b)(iii)) for each share of Company Common Stock held, or subject to a Company Option held, by each Milestone Payee at the Effective Time.
               (iii) FDA Milestone Consideration as Merger Consideration. The parties acknowledge and agree that the achievement by the Surviving Corporation of certain regulatory approvals is a material factor in determining the valuation of Company by Parent. The FDA Milestone Consideration payable pursuant to this Section 2.3 does not constitute payment for services, but rather constitutes part of the merger consideration payable by Parent in connection with the Merger (the “Merger Consideration”) and shall be treated as such for all purposes, including for tax purposes.
               (iv) FDA Milestone Consideration Not Transferable. No Milestone Payee may sell, exchange, transfer or otherwise dispose of his, her or its right to receive any portion of the FDA Milestone Consideration, other than with the consent of the Parent or by the laws of descent and distribution or succession. Any transfer in violation of this Section 2.3(a)(iv) shall be null and void and shall not be recognized by Parent or the Surviving Corporation.
          (b) Definitions. For purposes of this Agreement:
               (i) “Milestone Cash Consideration” means an amount payable in cash equal to (A) the FDA Milestone Consideration less (B) the product of (x) the number of shares that comprise the Milestone Stock Consideration multiplied by (y) the Deemed FDA Milestone Price less (C) any amount payable to Asante Partners with respect to the FDA Milestone Consideration as set forth in the waiver and release referred to in Section 5.2(i) less (D) any Milestone Cash Adjustment Amount.
               (ii) “FDA Milestone Consideration” means $75,000,000, subject to reduction as provided in Section 2.3(d), less any reduction as provided in Section 7.3.
               (iii) “FDA Milestone Per Share Consideration” means the aggregate of (A) the Milestone Stock Consideration (consisting of the number of whole shares of Parent Common Stock described in Section 2.3(b)(iv)) divided by the number of Fully Diluted Shares and (B) the Milestone Cash Consideration divided by the number of Fully Diluted Shares.
               (iv) “Milestone Stock Consideration” means that number of whole shares of Parent Common Stock equal to the quotient of (A) an amount equal to the Milestone Stock Percentage multiplied by the FDA Milestone Consideration, divided by (B) the greater of (i) the average of the closing prices of Company Common Stock as reported on the NASDAQ Global Select Market for the ten (10) trading days ending on the date that is two (2) Business Days prior to the Milestone Achievement Date (the “Actual FDA Milestone Price”) or (ii) two dollars ($2.00) (the greater of such prices, the “Deemed FDA Milestone Price”), payable in validly issued, fully paid and non-assessable shares of Parent Common Stock. In determining the Deemed FDA Milestone Payment, the amount of two dollars ($2.00) will be adjusted, as necessary, to take into account stock splits or reverse stock splits or any dividends of stock or rights with respect to stock that are declared or made to holders of Parent Common Stock in the period between the last measurement date for the Upfront Signing Price and the last measurement date for the Actual FDA Milestone Price.
               (v) “Milestone Stock Percentage” means such percentage as is selected by Parent in its sole discretion subject to the following parameters: (A) such percentage must be between (1) a percentage equal to 80% minus the Closing Stock Percentage and (2) 70%

(inclusive) and (B) if the Actual FDA Milestone Price is equal to or greater than 80% of the Upfront Signing Price, then such percentage must be at least equal to 100% minus the Closing Stock Percentage; provided, however, that in no event can the Milestone Stock Percentage be a percentage that would result in the aggregate number of shares of Parent Common Stock issued to Company Shareholders and Company Option Holders as part of the Merger Consideration to exceed a number that would require the approval of Parent’s stockholders under NASDAQ Market Place Rule 5635 (or any successor rule). In comparing the Actual FDA Milestone Price with the Upfront Signing Price, the amounts will be adjusted, as necessary, to take into account any stock splits or reverse stock splits or any dividend of stock or rights with respect to stock that are declared or made to holders of Parent Common Stock in the period between the first measurement date for the Upfront Signing Price and the last measurement date for the Actual FDA Milestone Price.
               (vi) “Merger Stock Consideration Value” means the aggregate value of all of the shares of Parent Common Stock issued to Company Shareholders and Company Option Holders as part of the Merger Consideration as determined by the opening price for such shares as reported on the NASDAQ Global Select Market (or such other exchange on which shares of Parent Common Stock may be traded at the time of issuance) on the date of issuance. “Merger Consideration Value” means the sum of Merger Stock Consideration Value and the amount of cash issued to Company Shareholders and Company Option Holders as part of the Merger Consideration, which shall include for purposes of the definition of Merger Consideration Value all amounts paid with respect to shareholders who assert dissenters rights, payments to holders of Company Preferred Stock and any and all other consideration paid to any Person in connection with the Merger by virtue of such Person’s holdings of shares of Company Capital Stock or options or warrants to acquire shares of Company Capital Stock, exclusive of any amounts considered to be imputed interest with respect to the payment of any FDA Milestone Consideration.
               (vii) “PMA Letter” shall mean a letter issued by the United States Food and Drug Administration (“FDA”) which grants clearance or premarket approval for the sale of the Pipeline device in the United States with an indication to treat any subset of intracranial aneurysms, provided that such letter does not impose material restrictions that severely diminish the long term commercial viability of the Pipeline device in the United States, it being understood that none of the following conditions contained in the letter will be deemed to severely diminish the long term commercial viability of the Pipeline device in the United States: (a) the standard conditions (Conditions of Approval) found in all medical device premarket approval and 510(k) clearance letters, as the case may be, issued by the FDA, (b) warnings, cautions, precautions and contraindications that are customary or reasonable given the nature and purpose of the Pipeline device that don’t otherwise, individually or in the aggregate, severely diminish the long term commercial viability of the Pipeline device in the United States, (c) a requirement that a post approval study be conducted on the Pipeline device, (d) a requirement that physicians who will be working with the Pipeline device receive reasonable training with respect to the device, or (e) a requirement that only physicians with expertise in neurovascular procedures use the device. In the event that the FDA issues a letter which does not satisfy the definition of PMA Letter above, then the obligations of the parties under this Agreement to continue to attempt to obtain the PMA Letter shall continue in accordance with the terms of this Agreement.

          (c) Potential Adjustment to Milestone Cash Consideration. In the event that the Merger Stock Consideration Value would constitute less than 40% of the aggregate Merger Consideration Value to be paid and issued to the Company Shareholders and Company Option Holders hereunder before giving effect to this Section 2.3(c), then there shall be a reduction in the amount of cash that comprises the Milestone Cash Consideration such that, after giving effect to such reduction, the Merger Stock Consideration Value equals 40% of the aggregate Merger Consideration paid and issued to the Company Shareholders and Company Option Holders hereunder. The amount of any such reduction is referred to herein as the “Milestone Cash Adjustment Amount”.
          (d) Adjustments to FDA Milestone Consideration.
               (i) If the PMA Letter is issued by the FDA prior to October 1, 2011, the Milestone Payees shall be entitled to the entire FDA Milestone Consideration, which payment shall be distributed as provided in Section 2.3(e) hereof.
               (ii) If the PMA Letter is issued by the FDA on or after October 1, 2011 but on or before December 31, 2012, the FDA Milestone Consideration shall be reduced by $3,750,000 per month commencing on October 1, 2011 and calculated pro-rata on a daily basis, which net amount shall be distributed as provided in Section 2.3(e) hereof.
               (iii) If the PMA Letter is not issued by the FDA on or before December 31, 2012, no FDA Milestone Consideration shall be payable and will be deemed forfeited and retained permanently by Parent.
          (e) FDA Milestone Consideration Distributions.
               (i) If the FDA issues the PMA Letter to the Surviving Corporation on or before December 31, 2012, Parent shall, within 15 days following the date on which the FDA issues the PMA Letter (i.e., the date of the PMA Letter) (the “Milestone Achievement Date”), either (A) pay, or cause the Exchange Agent to pay, and distribute to each Milestone Payee in respect of each share of Company Common Stock held or subject to a Company Option held, by such Milestone Payee at the Effective Time, the FDA Milestone Per Share Consideration, or (B) if there is a setoff pursuant to Section 7.3 or a deferment pursuant to Section 2.3(e)(ii), (I) deliver a notice to the Shareholder Representative specifying (1) the amount of FDA Milestone Consideration due and payable, (2) the amount of the offset pursuant to Section 7.3 or the amount of the deferment pursuant to Section 2.3(e)(ii) and a reasonably detailed explanation of any such offset or deferment, and (3) the net aggregate amount of FDA Milestone Consideration, if any, to be distributed to the Milestone Payees with respect to such notice (such notice an “FDA Milestone Notice”), and (II) pay, or cause the Exchange Agent to pay, and distribute to each Milestone Payee in respect of each share of Company Common Stock held, or subject to a Company Option held, by such Milestone Payee at the Effective Time, the FDA Milestone Per Share Consideration payable as set forth in such FDA Milestone Notice, if any.
               (ii) Parent’s obligation to pay the Milestone Cash Consideration as described herein is subject to the following conditions: (A) as of the Milestone Achievement Date, Parent has a cash and cash equivalents balance of at least $75,000,000 (the “Deferral Cash

Threshold”); (B) such payment would not cause an “event of default” or otherwise cause Parent to become in material default under any of its credit facilities with a balance owing in excess of $3,000,000; and (C) the Board of Directors of Parent reasonably determines, based on a written analyses provided by a nationally recognized investment banking firm after giving the Shareholder Representative the opportunity to consult with the investment banking firm performing such analyses, that such payment would not be viewed as materially adverse to its business. The Deferral Cash Threshold shall be reduced in an amount equal to the aggregate of (a) the purchase price of any acquisition of another entity (including any acquisition of another entity via a purchase of assets) undertaken by Parent, or any of its affiliates (including without limitation the Surviving Corporation), including without limitation by means of a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction or any purchase or sale of, or tender or exchange offer for, voting securities that, if consummated, would result in Parent, and/or any of its affiliates (including without limitation the Surviving Corporation), beneficially owning securities representing 15% or more of the total voting power of another entity, or the sale, license or disposition of any material portion of the assets of another entity to Parent, or any of its affiliates (including without limitation the Surviving Corporation); (b) any distributions by Parent, or any of its affiliates (including without limitation the Surviving Corporation), to holders of its securities (including debt securities) or prepayment by Parent, or any of its affiliates (including without limitation the Surviving Corporation), of any note, bond, debt security, indebtedness for borrowed money or any capitalized lease obligation; and (c) any extraordinary capital expenditures by Parent that are not made to accommodate planned growth, replace existing equipment or fixtures or in relation to the business of the Surviving Corporation; in any of the cases described in (a), (b) and (c) only to the extent that such amounts individually exceed $3,000,000 or in the aggregate exceed $5,000,000 and are undertaken during the period from the Closing Date until the earlier of (A) the Milestone Achievement Date and (B) December 31, 2012. In the event all of the foregoing conditions are not satisfied at the time the FDA Milestone Consideration is payable, Parent may at its option defer up to $30,000,000 of the Milestone Cash Consideration until the earlier of (1) the first date that any of the conditions set forth above is satisfied or (2) twelve (12) months following the Milestone Achievement Date. Any amounts so deferred shall accrue interest at a rate of 8.0% per annum.
     2.4 Exchange Agent; Exchange of Certificates.
          (a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to Company (the “Exchange Agent”) for the purpose of exchanging certificates which, immediately prior to the Effective Time, represented shares of Company Capital Stock (the “Company Certificates”), and Company Options for the Liquidation Preference Payment or Per Share Merger Consideration, as the same may become payable from time to time pursuant to the provisions of this Article II, pursuant to an agreement between Parent and the Exchange Agent. The fees and expenses of the Exchange Agent shall be paid by Parent.
          (b) Deposit of Merger Consideration; Adjustment to Closing Date Cash Consideration. On or before the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the shareholders of Company as of the Effective Time (the “Company Shareholders”) and holders of Company Options as of the

Effective Time (the “Company Option Holders”) (A) cash in an amount sufficient to pay to all Company Shareholders and Company Option Holders the aggregate Closing Date Cash Consideration (or any Liquidation Preference Payment payable in cash) together with any cash to be paid in lieu of fractional shares with respect to the Closing Date Stock Consideration pursuant to Section 2.8 and (B) certificates or, at Parent’s option, evidence of shares in book entry form, representing shares of Parent Common Stock that comprise the Closing Date Stock Consideration (or any Liquidation Preference Payment payable in stock) (the “Parent Certificates”). Notwithstanding the foregoing, however, the Closing Date Cash Consideration and the Closing Date Stock Consideration to be deposited with the Exchange Agent under and paid to the Company Shareholders and Company Option Holders following the Effective Time as provided herein will be calculated based on the Estimated Closing Cash and the Estimated Indebtedness, and the Closing Date Cash Consideration to be deposited with the Exchange Agent following the Effective Time will be subject to true up as provided in Section 2.5. Such Parent Certificates and such cash so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”.
          (c) Exchange Procedures. Parent will cause the Exchange Agent to send to each Company Shareholder or Company Option Holder within five Business Days after the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and Company may reasonably specify), and (ii) instructions to effect the surrender of the Company Certificates in exchange for, or for the Company Option Holders to receive payment of, the Liquidation Preference Payment or Per Share Merger Consideration, as applicable. Until surrendered as contemplated by this Section 2.4(c), each Company Certificate, or until the Exchange Agent receives a duly completed and signed letter of transmittal, each Company Option, shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Liquidation Preference Payment or the Per Share Merger Consideration, as the same may become payable from time to time pursuant to the provisions of this Article II. Except pursuant to Section 2.3(e)(ii), no interest will be paid or will accrue on any cash payable to holders of Company Certificates or Company Options under the provisions of this Article II.
          (d) Transfers. In the event that a transfer of ownership of shares of Company Capital Stock is not registered in the stock transfer books or ledger of Company, or if any Parent Certificate for the portion of the Liquidation Preference Payment or the Per Share Merger Consideration payable in stock is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance thereof that the Company Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange shall have paid to the Exchange Agent any transfer or other taxes required as a result of the issuance of a Parent Certificate in any name other than that of the registered holder of such shares of Company Capital Stock or Company Option, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

          (e) Tax Withholding. Each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the Liquidation Preference Payment or Per Share Merger Consideration otherwise payable to any Company Shareholder or Company Option Holder, such amounts as the Exchange Agent, the Surviving Corporation or Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of United States federal, state or local tax law or any other non-U.S. tax law or any other applicable legal requirement. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Corporation or Parent, such amounts withheld from the Liquidation Preference Payment or Per Share Merger Consideration and other such amounts payable under Section 2.4(e) shall be treated for all purposes of this Agreement as having been received by the Company Shareholder or Company Option Holder in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or Parent. Any amounts withheld pursuant to this provision will be promptly paid to the relevant federal, state or local or other non-U.S. tax authority, and the withholding party shall provide evidence of such payment to the Shareholder Representative upon request.
          (f) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date on or after the Effective Time, or that are payable to the holders of record thereof who become such on or after the Effective Time, shall be paid to the holder of any unsurrendered Company Certificate or to the holder of any Company Option that has not submitted a duly completed and signed letter of transmittal for payment therefor until those certificates are surrendered or until duly completed and signed letters of transmittal are submitted as provided in this Article II. All such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock which are to be paid in respect of the shares of Parent Common Stock to be received upon surrender of the Company Certificate or upon receipt of such letter of transmittal shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Company Certificate or receipt of such letter of transmittal in accordance with this Article II. Subject to the effect of applicable escheat or similar Applicable Laws and Applicable Laws with respect to the withholding of taxes, following surrender of any such certificate there shall be paid to the holder of the Parent Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.8 and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
          (g) No Further Rights in Company Capital Stock. All Parent Common Stock issued and cash paid upon surrender of a Company Certificate or upon delivery of a duly completed and signed letter of transmittal with respect to a Company Option in accordance with the terms of this Article II and any cash paid pursuant to Section 2.4(f) or Section 2.8 shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Capital Stock or Company Options formerly represented by such certificate or option.

          (h) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Company Certificates or Company Options for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Capital Stock or Company Options who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of Liquidation Preference Payment or Per Share Merger Consideration payable with respect to their shares of Company Capital Stock or Company Options pursuant to this Article II and any dividends or distributions with respect to shares of Parent Common Stock to which they are entitled pursuant to Section 2.4(f).
          (i) Closing of Transfer Books. At the Effective Time, the stock transfer books of Company shall be closed, and there shall be no further registration of transfers of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time thereafter on the transfer books of the Surviving Corporation. From and after the Effective Time, the holders of Company Certificates representing shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by Applicable Law. On or after the Effective Time, any Company Certificates presented to the Exchange Agent or Parent for any reason shall be canceled and converted in accordance with the terms of this Article II.
          (j) Investment of Exchange Fund. The Exchange Agent shall invest all cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.
          (k) Lost, Stolen or Destroyed Certificates. If any Company Certificates has been lost, stolen or destroyed, the Exchange Agent will be authorized to pay the Liquidation Preference Payment or Per Share Merger Consideration, as applicable and as the same may become payable from time to time pursuant to this Article II, attributable to any such Company Certificate upon receipt of satisfactory evidence of ownership of the shares of Company Capital Stock represented thereby and of appropriate indemnification. Neither Parent nor the Surviving Corporation will be liable to any Company Shareholder or Company Option Holder for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Laws.
     2.5 Adjustments to Closing Date Merger Consideration.
          (a) Estimated Closing Amounts. Company will prepare and deliver to Parent not less than three (3) or more than ten (10) Business Days prior to the anticipated Closing Date, a statement which will set forth a good faith estimate of (i) the amount of cash and cash equivalents held by the Company, as of the anticipated Closing Date (the “Estimated Closing Cash”), and (ii) the Indebtedness of Company as of the anticipated Closing Date (the “Estimated Indebtedness”).
          (b) Final Closing Amounts. The Surviving Corporation will prepare and deliver to the Shareholder Representative within 30 days after the Closing Date, a statement (the “Closing Statement”) (i) setting forth (A) the amount of cash and cash equivalents held by Company as of the Closing Date (the “Closing Cash”), and (B) the Indebtedness of Company as

of the Closing Date (the “Closing Indebtedness”), and (ii) setting forth the amount of any required adjustments pursuant to this Section 2.5.
          (c) Post-Closing Cash Adjustment.
               (i) If the Closing Cash is less than the Estimated Closing Cash, there shall be a negative true-up adjustment in an amount equal to the difference between the Closing Cash and the Estimated Closing Cash.
               (ii) If the Closing Cash is greater than the Estimated Closing Cash, there shall be a positive true-up adjustment in an amount equal to the difference between the Closing Cash and the Estimated Closing Cash.
          (d) Post-Closing Indebtedness Adjustment.
               (i) If the Closing Indebtedness is less than the Estimated Indebtedness, there shall be a positive true-up adjustment in an amount equal to the difference between the Closing Indebtedness and the Estimated Indebtedness.
               (ii) If the Closing Indebtedness is greater than the Estimated Indebtedness, there shall be a negative true-up adjustment in an amount equal to the difference between the Closing Indebtedness and the Estimated Indebtedness.
          (e) Review by Shareholder Representative. The Shareholder Representative shall have 30 days after the receipt of the Closing Statement to review the Closing Statement and all work papers and other documents generated or reviewed by the Surviving Corporation in connection with the preparation of the Closing Statement, and all books and records of the Surviving Corporation related to the Closing Statement (the “Statement Review Period”). If, within the Statement Review Period, the Shareholder Representative disputes any item(s) on the Closing Statement, the Shareholder Representative shall give Parent written notice of such disagreement specifically identifying the item(s) and amount(s) in dispute and the basis for such dispute (the “Dispute Notice”). The parties shall use reasonable efforts to reach agreement with respect to such disputed items within 10 days following the delivery of the Dispute Notice, or such longer period as may be agreed upon in writing by the parties (the “Resolution Period”). Any item(s) on or omitted from the Closing Statement not specifically identified in writing as a disputed item before the end of the Statement Review Period shall be deemed to have been accepted by the Shareholder Representative and shall not be subject to any further dispute, review or change. If the parties fail to resolve any such disputes with respect to the Closing Statement within the Resolution Period, the disputed item(s) shall be resolved and, as a result thereof, the amount of the Closing Cash or Closing Indebtedness, as the case may be, shall be definitely and finally determined using the Financial Issue Resolution Process set forth in Section 2.5(f).
          (f) Financial Issue Resolution Process. Disputes between Parent and the Shareholder Representative relating to accounting matters under Section 2.5 of this Agreement that cannot be resolved by negotiation in accordance with Section 2.5(e) shall be definitely and finally determined by a nationally or regionally recognized firm of independent public accountants agreed upon by both Parent and the Shareholder Representative (the “Accounting

Firm”), who shall act as experts as to accounting matters and not as arbitrators and whose determination shall be final and binding strictly with respect to matters dependent only on accounting issues. Parent and the Shareholder Representative shall select, by mutual agreement, the Accounting Firm if the stated accounting firm is unwilling to serve, and the Accounting Firm shall have agreed in writing to serve in such capacity pursuant to the terms herein described, within 10 days following the end of the applicable resolution period described in Section 2.5(e). The resolution of any disputed item(s) as to accounting matters and the determination of the Closing Cash or the Closing Indebtedness, as the case may be, shall be completed by the Accounting Firm within 30 days following the time the dispute is submitted to it. The Accounting Firm’s determination of the Closing Cash and Closing Indebtedness shall be completed in a manner consistent with GAAP as applied by Company in accordance with past practices. The fees and expenses associated with the Accounting Firm’s determination shall be allocated between Parent and Surviving Corporation, on the one hand, and the Company Shareholders, on the other hand, based on the percentage which the portion of the contested amount not awarded of such party bears to the amount actually contested by such party.
          (g) Payment of True Up Amount. After the amount of the Closing Cash and Closing Indebtedness has been finally determined in accordance with Section 2.5(e) or Section 2.5(f), there shall be one true-up adjustment made based on the net of all of the adjustments contemplated by subsections (c) and (d) under Section 2.5. If such net adjustment is a positive amount (the “Additional Consideration”), Parent shall pay such Additional Consideration, which amount shall be made in all cash, into the account in which the Exchange Fund is maintained and thereafter such amount shall be considered part of the Exchange Fund. If such net adjustment is a negative amount (the “Negative Adjustment”), Parent shall be entitled to indemnification pursuant to Section 7.2 in the amount of the Negative Adjustment, less the amount of any payments received by Parent for the Negative Adjustment, in whole or in part, pursuant to any other contractual arrangement for payment of the Negative Adjustment, in whole or in part, to Parent (the “Negative Adjustment Shortfall”). Any payment by Parent into the account in which the Exchange Fund is maintained shall be made within five Business Days following agreement on or final determination of such amount. After such payment is made, the Shareholder Representative and Parent shall cause the Exchange Agent to pay any amount in the Exchange Fund to the Company Shareholders and Company Option Holders entitled to such amounts pursuant to this Article II. Any expenses of the Accounting Firm that are to be borne by the Company Shareholders shall be satisfied by indemnification pursuant to Section 7.2.
     2.6 Intentionally Omitted.
     2.7 Intentionally Omitted.
     2.8 No Fractional Shares. Notwithstanding any provision herein to the contrary, no certificates representing less than one share of Parent Common Stock shall be issued in exchange for shares of Company Capital Stock or Company Options upon the surrender for exchange of a Company Certificate or upon the delivery of a letter of transmittal with respect to a Company Option. In lieu of any such fractional share, each holder of shares of Company Capital Stock or Company Options who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of a Company Certificate for exchange (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section

2.4(k)) or upon delivery of a letter of transmittal with respect to a Company Option shall be paid upon such surrender or delivery (and after taking into account and aggregating shares of Company Capital Stock or Company Options represented by all Company Certificates surrendered by or Company Options held by such holder) cash (without interest) in an amount equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account and aggregating all shares of Company Capital Stock or Company Options represented by all Company Certificates surrendered by or Company Options held by such holder) would otherwise be entitled by (b) the Applicable Denominator (in the case of the Closing Date Per Share Consideration) or the Deemed FDA Milestone Price in the case of the FDA Milestone Per Share Consideration.
     2.9 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a holder of such shares of Company Capital Stock who properly exercises appraisal rights with respect thereto in accordance with CCC (such shares, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration provided for above, and the holder of such Dissenting Shares will be entitled only to such rights as are granted by the CCC unless and until such holder fails to perfect or effectively withdraws or loses such holder’s right to appraisal and payment under the CCC. Company shall give prompt notice to Parent of any demands received by Company for appraisals of shares of Company Capital Stock. Parent shall have the right to control all negotiations and proceedings with respect to demands for appraisal under the CCC. Company shall not, except with the prior written consent of Parent which shall not be unreasonably withheld, conditioned or delayed, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
     2.10 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, and any other items similarly dependent on the outstanding shares of capital stock of Parent or Company, as the case may be, shall be equitably adjusted; provided, however, that nothing contained herein shall be deemed to permit any action that Parent is otherwise prohibited from taking pursuant to this Agreement.
     2.11 Shareholder Representative.
          (a) Immediately prior to the Effective Time, each Company Shareholder and Company Option Holder hereby irrevocably constitutes and appoints CMT SR, Inc. as her, his or its Shareholder Representative as the true and lawful agent and attorney-in-fact of such Company Shareholder and/or Company Option Holder with full powers of substitution to act in the name, place and stead of such Company Shareholder and/or Company Option Holder with respect to the performance, and exercise of any rights and obligations, on behalf of such Company Shareholder and/or Company Option Holder under the terms and provisions of this Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on such Company Shareholder’s and/or

Company Option Holder’s behalf, as the Shareholder Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement, including:
               (i) execute and deliver this Agreement (and any amendments hereto),
               (ii) take all actions required, or agree upon or compromise any matter related to the calculation of any true-up adjustments described in Section 2.5, or pursuant to the terms hereof or other payments to be made in respect of the transactions contemplated by this Agreement, including the Merger,
               (iii) to do or refrain from doing any act or deed in respect of the exchange procedures contemplated by Section 2.4 or related thereto,
               (iv) give and receive notices and communications and receive service of process on behalf of each of the Company Shareholders and Company Option Holders,
               (v) act on behalf of the Company Shareholders and Company Option Holders with respect to all indemnification matters referred to in this Agreement, including the right to compromise on behalf of such Company Shareholder and/or Company Option Holder any indemnification claim made by or against such Company Shareholder and/or Company Option Holder involving this Agreement,
               (vi) act for the Company Shareholders and Company Option Holders with respect to all post-Closing matters, including without limitation pursuing any claim for any alleged breach of this Agreement by Parent,
               (vii) terminate, amend, or waive any provision of this Agreement; provided that any such action, if material to the rights and obligations of such Company Shareholders and Company Option Holders in the reasonable judgment of the Shareholder Representative, shall be taken in the same manner with respect to all such Company Shareholders and Company Option Holders, unless otherwise agreed by each such Company Shareholder or Company Option Holder who is subject to any disparate treatment of a potentially adverse nature,
               (viii) employ and obtain the advice of legal counsel, accountants and other professional advisors as the Shareholder Representative, in its sole discretion deems necessary or advisable in the performance of its duties as the Shareholder Representative and to rely on their advice and counsel,
               (ix) incur expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated by this Agreement, including the Merger, and any other fees and expenses allocable or in any way relating to the transactions contemplated by this Agreement, including the Merger, or any indemnification claim, whether incurred prior or subsequent to Closing, and
               (x) to do or refrain from doing any further act or deed on behalf of the Company Shareholders and Company Option Holders that the Shareholder Representative deems necessary or appropriate in his or her discretion relating to or arising out of the subject matter of this Agreement as fully and completely as any of such Company Shareholders and Company Option Holders could do if personally present and acting.
          (b) The appointment of the Shareholder Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any actions of the Shareholder Representative as the acts of the Company Shareholders and Company Option Holders hereunder appointing the Shareholder Representative and Company Option Holders in all matters referred to in this Agreement. Each of the Company Shareholders and Company Option Holders appointing the Shareholder Representative hereby ratifies and confirms all that the Shareholder Representative shall do or cause to be done by virtue of such Shareholder Representative’s appointment as Shareholder Representative of such Company Shareholder and/or Company Option Holder. The Shareholder Representative shall act for the Company Shareholders and Company Option Holders appointing the Shareholder Representative as well as all Company Option Holders on all of the matters set forth in this Agreement in the manner the Shareholder Representative believes to be in the best interest of such Company Shareholders and Company Option Holders, but the Shareholder Representative shall not be responsible to any Company Shareholders or Company Option Holders for any loss or damage any Company Shareholders or Company Option Holders may suffer by reason of the performance by the Shareholder Representative of such Shareholder Representative’s duties under this Agreement, other than loss or damage arising from willful misconduct in the performance of such Shareholder Representative’s duties under this Agreement.
          (c) From and after the Effective Time, the Shareholder Representative, and only the Shareholder Representative, is authorized to act on behalf of all Company Shareholders and Company Option Holders notwithstanding any dispute or disagreement among Company Shareholders or Company Option Holders. Any Company Shareholder or Company Option Holder shall be entitled to rely on any and all actions taken by the Shareholder Representative under this Agreement without liability to, or obligation to inquire of, any Company Shareholders or Company Option Holders. If the Shareholder Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Shareholder Representative shall be the Person appointed by the Company Shareholders and Company Option Holders holding a majority of the Company Common Stock at the Closing (assuming that all Company Options had been then exercised); provided that if for any reason no successors have been appointed within 30 days, then any Company Shareholder or Company Option Holder shall have the right to petition a court of competent jurisdiction for appointment of a successor Shareholder Representative.
          (d) From and after the Effective Time, only the Shareholder Representative may (i) bring any action against Parent or the Surviving Corporation based on any claim that relates to or arises out of the Agreement or (ii) otherwise assert any rights of any of the Company Shareholders or Company Option Holders under this Agreement.
          (e) The Shareholder Representative shall retain $100,000 of the Closing Date Cash Consideration in order to pay for expenses incurred in connection with the Shareholder Representative’s duties (the “Representative Funds”). The Exchange Agent Agreement shall provide that the Shareholder Representative may remit any unused funds to the Exchange Agent for distribution among the Company Shareholders and Company Option Holders.
ARTICLE III.
Representations and Warranties
     3.1 Representations and Warranties of Company. Except with respect to any subsection of this Section 3.1, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by Company to Parent concurrently herewith (the “Company Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the Company Disclosure Schedule shall be deemed to be included in each other subsection of the Company Disclosure Schedule in which the relevance of such information thereto would be readily apparent on the face thereof), Company represents and warrants to Parent as follows:
          (a) Organization, Standing and Power. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on Company. The Articles of Incorporation and By-laws of Company, copies of which were previously made available to Parent, are true, complete and correct copies of such documents as in effect on the date of this Agreement. Company does not have any Subsidiary. For purposes of this Agreement,
               (i) the word “Subsidiary” when used with respect to any party, means any corporation or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (y) at least a majority of the securities or other interests of which, that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries;
               (ii) any reference to any event, change or effect being “material” with respect to any entity means an event, change or effect which is material in relation to the financial condition, properties, assets, liabilities, businesses or results of operations of such entity taken as a whole; and
               (iii) the term “material adverse effect” means, with respect to any entity, any occurrence, condition, change, event or development, or series of any of the foregoing that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity; provided that, for purposes of paragraph (ii) above and this paragraph

(iii), the following shall not be deemed “material” or to have a “material adverse effect”: any change or event caused by or resulting from (1) changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a materially disproportionate effect on such entity), (2) changes or events, after the date hereof, affecting the industries in which such entity operates generally (except to the extent those changes or events have a materially disproportionate effect on such entity), (3) changes, after the date hereof, in GAAP or requirements applicable to such entity (except to the extent those changes have a materially disproportionate effect on such entity), (4) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a materially disproportionate effect on such entity), (5) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby or the announcement thereof, or (6) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located except to the extent such activities have directly impacted the facilities of the Company or Parent; provided, further, that in no event shall a change in the trading prices of a party’s capital stock, by itself, be considered material or constitute a material adverse effect; and provided, further, that in no event shall the following be considered material or constitute a material adverse effect with respect to the Company: any actions, suits or claims brought after the date of this Agreement which the Parent and Company reasonably and mutually agree, with advice of counsel, to have little or no merit.
          (b) Capital Structure.
               (i) The authorized capital stock of Company consists, or will consist immediately prior to Closing, of 10,000,000 shares of Company Common Stock, 2,272,622 shares of Series A Preferred Stock, 1,250,000 shares of Series B Preferred Stock, 1,600,000 shares of Series C Preferred Stock and no shares of undesignated Company Preferred Stock. As of the date of this Agreement and immediately prior to the Closing, (A) 3,138,198 shares of Company Common Stock were issued and outstanding, (B) 2,261,622 shares of Series A Preferred Stock were issued and outstanding, (C) 1,250,000 shares of Series B Preferred Stock were issued and outstanding, (D) 1,240,694 shares of Series C Preferred Stock were issued and outstanding, and (E) no shares of Company Capital Stock were held by Company in its treasury. All outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, are fully paid and, except as set forth in the CCC, non-assessable and are not subject to preemptive rights, and were issued in compliance with all Applicable Laws. The Company Capital Stock are held of record by the Persons and in the class, series and amounts with the corresponding certificate numbers set forth in Section 3.1(b)(i) of the Company Disclosure Schedule.
               (ii) The Company has reserved for issuance 1,449,112 shares of Company Common Stock for issuance to officers, directors, employees and consultants to the Company pursuant to the 2004 Stock Option/Stock Issuance Plan duly adopted by the Board of Directors. Of such reserved shares of Company Common Stock and as of the date hereof, options to purchase 872,017 shares have been granted and are currently outstanding. Section 3.1(b)(ii) of the Company Disclosure Schedule contains a complete and accurate list of each outstanding option, including the holder, number of shares of Company Common Stock subject thereto, exercise price and vesting schedule (the “Outstanding Company Options”).
               (iii) The Company has reserved for issuance 51,250 shares of Company Common Stock pursuant to outstanding warrants exercisable for shares of Company Common Stock with an exercise price of $0.15 per share, and has reserved for issuance 102,547 shares of Series C Preferred Stock pursuant to outstanding warrants exercisable for shares of Series C Preferred Stock with an exercise price of $6.8733 per share. Section 3.1(b)(iii) of the Company Disclosure Schedule contains a complete and accurate list of each outstanding warrant, including the holder, number of shares of Company Capital Stock subject thereto, exercise price, and vesting schedule (the “Company Warrants”). There are no Company Options granted and outstanding other than the Outstanding Company Options and the Company Warrants.
               (iv) No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders may vote (“Voting Debt”) of Company are issued or outstanding.
               (v) Except for (A) this Agreement and (B) the Outstanding Company Options and Company Warrants specified in paragraphs (ii) and (iii) above, there are no options, warrants, calls, rights, commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or stock appreciation rights of Company or obligating Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except in accordance with the terms of Outstanding Company Options and Company Warrants, there are no outstanding contractual obligations of Company (x) to repurchase, redeem or otherwise acquire any shares of capital stock of Company, or (y) pursuant to which Company is or could be required to register shares of Company Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).
               (vi) since the date of this Agreement, Company has not except as disclosed on Section 3.1(b)(vi) of the Company Disclosure Schedule, (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of Company; (B) repurchased, redeemed or otherwise acquired, any shares of capital stock of Company; or (C) declared, set aside, made or paid to the Company Shareholders dividends or other distributions on the outstanding shares of capital stock of Company.
               (vii) There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of Company.
          (c) Authority.
               (i) Company has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required Company Shareholder Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject in the case of the consummation of the Merger to the Required Company Shareholder Vote. This Agreement has been duly executed and delivered by Company and, assuming due authorization, execution and delivery by Parent, Merger Co. and Acquisition Co., constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles. Each Voting Agreement has been duly executed and delivered by the Company Shareholder who is a party thereto and each, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of such shareholder, enforceable against he, she or it in accordance with its terms.
               (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with or violate the Articles of Incorporation or Bylaws of the Company; (B) conflict with or violate any Applicable Law applicable to the Company or by which any property or asset of the Company is bound or affected, (C) result in any violation of, or constitute a default (or an event that, with or without notice or lapse of time, or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, cancellation, modification or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets pursuant to, allow the imposition of any fees or penalties under, require the offering or making of any payment or redemption pursuant to, give rise to any increased, guaranteed, accelerated or additional (any such conflict, violation, default, right of termination, cancellation, modification or acceleration, loss or creation, a “Violation”), rights or entitlements of any Person or (D) adversely affect any rights of the Company under, or result in the creation of any Lien on any property, asset or right of the Company pursuant to any note, bond, mortgage, indenture, agreement, lease, Company Benefit Plan, license, permit, franchise, instrument, obligation or other contract to which the Company is a party or by which the Company or any of its properties, assets or rights are bound or affected.
               (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required by or with respect to Company in connection with the execution and delivery of this Agreement by Company or the consummation by Company of the transactions contemplated hereby, except for the filing of the First Agreement of Merger and Second Agreement of Merger with the Secretary of State of the State of California.
          (d) Financial Statements; Undisclosed Liabilities; Internal Controls.
               (i) Company has made available to Parent copies of (i) the audited balance sheet of Company as at December 31, 2007 and the audited balance sheet of the Company as of December 31, 2008 and the related audited statements of income, statements of shareholders’ equity and cash flows of Company for the years then ended and (ii) the unaudited balance sheet of Company and the Subsidiaries as at April 30, 2009 and the related statements of income, statements of shareholders’ equity and cash flows of Company for the 4-month period then ended (such statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). Except as set forth in the notes thereto, each of the Financial Statements (a) has been based upon information contained in Company’s books and records, (b) present fairly in all respects the financial condition, cash flows, shareholders’ equity and results of operations of Company as of the times and for the periods referred to therein in accordance with United States generally accepted accounting principles (“GAAP”) (subject in the case of the April 30, 2009 financial statements, changes resulting from normal year-end adjustments, none of which are material), (c) reflect and provide in accordance with GAAP adequate reserves in respect of all known liabilities of Company, including all known contingent liabilities, and (d) do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.
          For the purposes hereof, April 30, 2009 is referred to as the “Balance Sheet Date”.
               (ii) Company keeps books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of Company.
               (iii) Except for (A) those liabilities that are fully reflected or reserved for in the Financial Statements, (B) liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice (none of which is a liability for breach of contract, breach of warranty, tort, infringement, litigation, or violation or other breach of Applicable Law), (C) liabilities that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Company, (D) liabilities incurred pursuant to the transactions contemplated by this Agreement, and (E) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, Company does not have, and since the Balance Sheet Date, Company has not incurred (except as permitted by Section 4.1), any material liabilities or obligations of any nature whatsoever (whether accrued, absolute, matured, determined, contingent or otherwise and whether or not would be required to be reflected in Company’s financial statements in accordance with GAAP).
               (iv) Company has designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
          (e) Compliance with Applicable Laws.
               (i) Company holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of Company, taken as a whole (the “Company Permits”), and Company is and has been in compliance with the terms of the Company Permits and all Applicable Laws and its own privacy policies, except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Company. For purposes of this Agreement, “Applicable Law” means, with respect to any Person, any U.S. federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to that Person. The business of Company is not being and has not been conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on Company.
               (ii) To the extent any product produced, manufactured, marketed or distributed at any time by Company (“Company Product”) is being marketed in the United States or internationally, Company has obtained all necessary approvals, certifications, authorizations, clearances, and permits of the FDA and any other Governmental Entity (“Company Licenses”), and is in compliance with the United States Food, Drug and Cosmetic Act, as amended (the “FDCA”) and comparable state laws, and with other Applicable Laws relating to the clinical study, approval/clearance, manufacturing, export, labeling, marketing and selling of medical devices except where the failure so to comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Company. Any modifications to any Company Product marketed by Company have been made in accordance with Applicable Laws. All manufacturing facilities producing Company Products are in compliance in all material respects with the FDA’s Quality System Regulation requirements at 21 C.F.R. Part 820 as applicable, and/or European Union Quality System requirements per ISO 13485, as applicable. There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken or threatened by the FDA or any other Governmental Entity with respect to any of the Company Products, including any facilities where any Company Products are produced, processed, packaged or stored. Neither the FDA nor any other Governmental Entity has served any notice, warning letter, regulatory letter, or any other similar communication stating that Company was or is or may be in violation of any law, regulation, rule, ordinance, clearance, approval, exemption, or guidance. Company has no knowledge of any pending regulatory action (other than non-material routine or periodic inspections or reviews) against Company by the FDA or any other Governmental Entity. All filings with and submissions to the FDA and any other Governmental Entity made by Company with regard to the Company Products were true, accurate and complete as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete as of the date hereof, and do not materially misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not misleading. All Medical Device Reports for adverse events with respect to any Company Products required to be filed under the FDCA and FDA regulations have been filed. Company has been and is in compliance with all applicable advertising and promotional regulations promulgated in accordance with the FDCA, including but not limited to regulations relating to the unlawful promotion of medical devices for off-label uses.
               (iii) All non-clinical laboratory studies of products sponsored by Company and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance in all material respects with the FDA’s Good Laboratory Practice for Non-Clinical Studies regulations (21 C.F.R. Part 58) in the U.S. and, to the extent applicable to Company, counterpart regulations in the European Union and all other countries. All clinical studies of products sponsored by Company and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance in all material respects with the FDA’s Good Clinical Practice regulations, (collectively 21 C.F.R. Parts 11, 50, 54, 56,

812 and 814) in the U.S. and, to the extent applicable to Company, counterpart regulations in the European Union and all other countries. Company has conducted all of its clinical trials with reasonable care and in all material respects in accordance with all Applicable Laws and the stated protocols for such clinical trials. Company has provided to Parent all material information and results relating to all clinical studies and trials previously conducted by Company. Company is in compliance in all material respects with all applicable reporting requirements for all Company Licenses or plant registrations including, but not limited to, applicable adverse event reporting requirements in the United States and outside of the U.S. under Applicable Law. Section 3.01(e)(iii) of the Company Disclosure Schedule sets forth a list of all Company Licenses.
               (iv) Company is in compliance with, to the extent applicable, (i) all rules and regulations of the Medicare and Medicaid programs, including any guidance interpreting such rules and regulations, and any other federal health care program; (ii) all federal laws, rules, regulations and applicable guidance relating to health care fraud and abuse, including, without limitation: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the federal false coding statute, 42 U.S.C. § 1320a-7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the False Claims Act, 31 U.S.C. § 3729 et seq.; (iii) any and all state laws relating to health care fraud and abuse; (iv) state laws relating to Medicaid or any other state health care or health insurance programs; (v) federal or state laws relating to billing or claims for reimbursement submitted to any third-party payor; (vi) any other federal or state laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; and (vii) any and all state laws relating to insurance and risk sharing products, services and arrangements and the like, except where any failure to be in compliance with any of the foregoing matters described above in clauses (i) through (vii) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company. No third-party payment program has imposed a fine, penalty or other sanction on Company and Company has not been excluded or suspended from participation in any such program, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company.
               (v) There is no pending, nor to the knowledge of Company, threatened, proceeding, informational inquiry or investigation under Medicare, Medicaid or any other government-sponsored health care program (collectively, “Government Programs”) involving Company, nor is Company aware of any pending, or to the knowledge of Company, threatened, proceeding, informational inquiry or investigation under any private third party health care insurance program (collectively, “Private Insurance Programs”) involving Company. Company’s sales and marketing practices are, and have been, in compliance in all material respects with all Applicable Laws and all policies of applicable Private Insurance Programs and Government Programs. To Company’s knowledge, Company has not arranged with or contracted with (by employment or otherwise) any Person who is excluded from participation in any Government Program for the provision of items or services for which payment may be made under any such Government Program. None of the officers, directors, agents or managing employees (as such term is defined in 42 U.S.C. Section 1320a-5(b)) of Company has been excluded from any Government Program or been subject to sanction pursuant to 42 U.S.C. Section 1320a-7a or 1320a-8 or been convicted of a crime described at 42 U.S.C. Section 1320a-7b. Neither Company, nor to the Company’s knowledge any director, officer or employee of Company, nor to the Company’s knowledge any agent acting on behalf of or for the benefit of any of Company, has directly or indirectly in connection with Company: (i) offered or paid any remuneration, in cash or in kind, to or made any financial arrangements with, any past, present or potential customers, past or present suppliers, patients, contractors or employees of private third party payors or Government Programs in order to obtain business or payments from such persons other than in the ordinary course of business; (ii) given or agreed to give, any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, private third party payor or any other person other than in connection with promotional or entertainment activities in the ordinary course of business and in compliance with Company’s compliance program; (iii) made any false entries on any of Company’s books or records for any purpose prohibited by Applicable Law; or (iv) made any representations to customers (physicians, hospitals, clinics, managed care organizations and other health care providers and third party payors) regarding appropriate reimbursement coverage and/or codes which resulted in a submission by such customer to any federal, state or private third party payor for the products sold by Company, whether orally or in writing, that were not true, accurate and complete as of the date hereof and that did not and do not materially misstate or misapply any of the reimbursement coverage and/or codes of either Government Programs and/or Private Insurance Programs that have provided reimbursement for Company’s products. Neither Company, nor to the Company’s knowledge any director, officer or employee of Company, is a party to any contract to provide services, lease space or lease equipment to Company with any physician, health care facility, hospital or other person who is in a position to make or influence referrals to Company where such contract or provision of services or space is prohibited by Applicable Law, nor has Company or to the Company’s knowledge any director, officer or employee of Company provided any remuneration, in cash or in kind, to any health care provider who is in a position to make or influence the referral of patients to a physician who uses any Company Product where such remuneration is prohibited by Applicable Law.
          (f) Legal Proceedings. There are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or to which the Company is a party, or against or to the Company’s knowledge, involving any of the present or former directors, officers, employees, consultants, agents or shareholders of the Company, in their capacity as such, any of its or their properties, assets or business or any Company Benefit Plan, nor to the knowledge of the Company is there any basis for such action. There are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations (including claims for workers’ compensation) pending or, to the knowledge of the Company, threatened against the Company or involving any of its present or former directors, officers, employees, consultants, agents or shareholders, in their capacity as such, or any of the Company properties, assets or business or any Company Benefit Plan. There are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement (or which, if adversely determined, are reasonably likely to have any such effect). There are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations by the Company pending, or which the Company has commenced preparations to initiate, against any other Person.
          (g) Taxes.
               (i) The Company has timely filed or caused to be filed all Tax Returns required to be filed by it and has timely paid and discharged all Taxes required to be paid or discharged by it (whether or not such Taxes were shown on any Tax Return). All such Tax Returns are true, accurate and complete in all material respects. In accordance with GAAP and consistent with past practices, reserves for the Company established in the Financial Statements are adequate for the payment of any Taxes that are owing but not yet due and payable (exclusive of any reserve for deferred Taxes established to reflect timing differences between book and Tax income) and the Closing Indebtedness will reflect all such Taxes not yet due and payable as of the Closing Date.
               (ii) No Governmental Entity has asserted in writing or, to the knowledge of the Company, threatened to assert against the Company any material deficiency or claim for any Taxes which have not been paid or resolved (including any claim that the Company is required to pay Taxes in any jurisdiction where it does not currently file a Tax Return) other than Taxes that are being contested in good faith by the Company and disclosed in Section 3.1(g) of the Company Disclosure Schedule. All Tax deficiencies asserted or assessments made as a result of any examination by any Governmental Entity of any Tax Returns have been paid in full. The Company has not granted in writing any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax (other than any waiver or extension pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice).
               (iii) There are no Liens for Taxes upon any property or assets of the Company, other than statutory Liens for Taxes not yet due and payable or Taxes that are being contested in good faith by the Company and disclosed in Section 3.1(g) of the Company Disclosure Schedule.
               (iv) The Company has not been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company, and no Governmental Entity has initiated or proposed any such adjustment or change in accounting method, that would have a material effect on the Tax liability of the Company after the Effective Time.
               (v) The Company has no liability for Taxes of any person other than the Company as a result of being or having been a member of a group of entities filing Tax Returns on a consolidated, combined, unitary or affiliated basis. The Company is not a party to any indemnification, allocation or sharing agreement with respect to Taxes that could reasonably be expected to give rise to a material payment or indemnification obligation (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes).

               (vi) The Company has not been a party to any “listed transaction” within the meaning of United States Treasury Regulations Section 1.6011-4 or any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, and the Company has not taken a position on any Tax Return that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign Tax Law).
               (vii) The Company has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years.
               (viii) The Company is not a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which could be treated as a partnership for federal income Tax purposes. The Company does not hold any interest in any entity for which elections have been made under Treasury Regulations Section 301.7701-3.
               (ix) The Company has never been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
               (x) Except for such payments disclosed to Parent and approved and/or waived in accordance with Section 4.18 hereof, neither the Company, nor any officer of the Company, is a party to any agreement, contract, or arrangement that, individually or collectively, (i) could give rise to a payment that may be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code; (ii) could give rise to the payment of any amount (whether in cash or property, including shares of capital stock) that would not be deductible pursuant to the terms of Section 162(m) of the Code; or (iii) would be subject to the excise Tax under Section 4999 of the Code.
               (xi) Except as disclosed on a Form 5471 attached to the Company’s federal income Tax Return, the Company (i) is not a foreign person within the meaning of Code Section 1445(f)(3); and (ii) is not subject to Tax in any non-U.S. jurisdiction on its income, profits or gains by virtue of having a permanent establishment, branch, agency, real property or any other business establishment as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country. The Company does not own, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code or (except as disclosed on Form 5471 attached to the Company’s federal income tax return) a “controlled foreign corporation” within the meaning of Section 957 of the Code.
               (xii) The Company has no net operating losses or other Tax attributes presently subject to limitation under Sections 382, 383 or 384 of the Code or any corresponding or similar provision of state, local, or foreign law, or the federal consolidated return regulations (other than limitations imposed as a result of the transactions contemplated by this Agreement).

               (xiii) The Company has not taken any action and does not know of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
               (xiv) For the purpose of this Agreement, the term “Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) shall mean (i) all Federal, state, local and foreign income, alternative or add-on minimum, estimated, profits, windfall profits, franchise, business occupation, gross receipts, payroll, sales, value added, employment, unemployment, wage, workers’ compensation, social insurance, social security, disability, use, property, ad valorem, severance, environmental, transfer, stamp, occupation, withholding, excise, occupancy, lease, service, service use, license, capital stock, paid in capital, recording, registration, business license, customs duties, and other taxes, imposts, fees, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (iii) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii). The term “Tax Return” means any return, declaration, report, claim for refund or information return or statement related to Taxes, including any schedule or attachment thereto, and any amendment thereof.
          (h) Certain Agreements. Company is not a party to or bound by any contract, arrangement, commitment or understanding (i) with respect to the service or compensation of any directors, officers, employees, or independent contractors or consultants, involving the payment of $25,000 or more in any 12 month period, (ii) which limits the ability of Company to compete in any line of business, in any geographic area or with any Person, or which requires referrals of business to a third party, (iii) with or to a labor union, works council or guild (including any collective bargaining agreement or similar agreement), (iv) relating to any Intellectual Property, including all licenses to or from a third party, other than packaged commercially available software programs generally available to the public pursuant to non-exclusive “shrink-wrap” and similar end-user licenses, (v) pursuant to which any agent, sales representative, distributor or other third party markets or sells any Company Product, (vi) which involves the payment of $25,000 or more in any 12 month period or extends for a period of 12 months or more, (vii) for the borrowing or lending of money with respect to the business of Company, any guaranty agreement and any other evidence of indebtedness for borrowed money, (viii) granting any Person a Lien on any of the assets of Company, (ix) granting a right to manufacture, produce, assemble, license, market or sell any Company Products or affecting Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell Company Products, or (x) which would prevent, delay or impede the consummation, or otherwise reduce the contemplated benefits, of any of the transactions contemplated by this Agreement. Company has previously made available to Parent or its representatives complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 3.1(h) (collectively referred to herein as “Company Material Contracts”). All of the Company Material Contracts are valid and in full force and effect. Company has not given or received a notice of cancellation or termination under any Company Material Contract, or has, or is alleged to have, and to the knowledge of Company, none of the other parties thereto have, violated any material provision of, or committed or failed to perform any material act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of, any Company Material Contract.
          (i) Benefit Plans.
               (i) Section 3.1(i) of the Company Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan. A “Company Benefit Plan” is any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and whether or not subject to ERISA, any employment, termination or severance agreement, and any bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity-based, vacation, severance, retention, change in control, profit sharing, retirement, welfare, disability, death benefit, hospitalization or insurance plan, and any other plan, agreement, or program providing compensation or benefits to any current or former employee, director or independent contractor of Company or any other entity required to be aggregated with Company under Section 414 of the Code, or any trade or business, whether or not incorporated that together with Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) maintained, contributed to, or required to be contributed to by Company or any ERISA Affiliate or that Company or any ERISA Affiliate has committed to establish, adopt or contribute to, or under which Company or any ERISA Affiliate otherwise has or may reasonably be expected to have any liability.
               (ii) No Company Benefit Plan is a multiemployer plan within the meaning of ERISA Section 3(37).
               (iii) No Company Benefit Plan is a “defined benefit pension plan” within the meaning of Code Section 414(j) or subject to Title IV of ERISA; no Company Benefit Plan is subject to the minimum funding standards of Code Section 412 and/or ERISA Section 302; and Company does not have any liability to the Pension Benefit Guaranty Corporation or any other person, arising directly or indirectly under Title IV of ERISA.
               (iv) Each Company Benefit Plan has been maintained in material compliance with its terms and with all Applicable Laws, including, but not limited to ERISA and the Code and with respect to the Company Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of Company, there exists no condition or set of circumstances in connection with which Company could be subject to any liability that would reasonably be expected to have a material adverse effect on Company under ERISA, the Code or any other Applicable Law.
               (v) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Company, threatened against, or with respect to, any of the Company Benefit Plans.
               (vi) All contributions required to be made to the Company Benefit Plans pursuant to their terms and Applicable Law have been timely made.

               (vii) The execution and delivery by Company of this Agreement does not, and the consummation of the Merger and compliance with the terms hereof (whether alone or in combination with any other event) will not, (A) entitle any current or former employee or director or independent contractor of Company to severance pay, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, or (C) result in any breach or violation of, or a default under, any Company Benefit Plan.
               (viii) None of Company, any ERISA Affiliate, or Company Benefit Plan (any trust created thereunder, or any trustee or administrator thereof) has engaged in a transaction in connection with which Company or any ERISA Affiliate, or any such trust, or any trustee or administrator thereof, or any party dealing with any Company Benefit Plan or any such trust could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a tax imposed pursuant to Sections 4975 or 4976 of the Code.
               (ix) There is not, nor has there ever been, a Company Benefit Plan which is or was intended to be “qualified” within the meaning of Section 401(a) of the Code.
               (x) Company does not contribute to, have or reasonably expect to have any liability with respect to retiree medical coverage or other medical, health, life or other welfare benefits for present or future terminated employees or their spouses or dependents other than as required by Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or any comparable state Applicable Law.
               (xi) No employer other than Company or an ERISA Affiliate is permitted to participate in any Company Benefit Plan and no leased employees (as defined in Code Section 414(n)) or independent contractors are eligible for, or participate in, any Company Benefit Plan.
               (xii) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code and guidance contained in any of IRS Notice 2005-1 or the proposed or final Treasury Regulations under Section 409A of the Code from the period beginning January 1, 2005 and with respect to any amounts that are “grandfathered” from the application of Section 409A, such plan has not been materially modified as determined under IRS Notice 2005-1 and the proposed or final Treasury Regulations under Section 409A of the Code since October 3, 2004. There are no agreements in place that would entitle any participant in any such plan to reimbursement for any additional tax imposed by Section 409A of the Code. The exercise price of each Outstanding Company Option is the fair market value of the Company Common Stock on the date of grant of such option.
               (xiii) Company has delivered or made available to Parent true and complete copies of:

     (A) all Company Benefit Plan documents and related trust agreements or other agreements or contracts evidencing any funding vehicle with respect thereto;
     (B) the three most recent annual reports on Form 5500, including all schedules, attachments and audits thereto, with respect to any Company Benefit Plan for which such a report and/or audit is required;
     (C) the form of summary plan description, including any summary of material modifications thereto or other modifications communicated to participants, currently in effect with respect to each Company Benefit Plan; and
     (D) material correspondence with regulatory authorities (such as a copy of all documents relating to a voluntary correction submission with the Department of Labor or the Internal Revenue Service) with respect to each Company Benefit Plan.
          (j) Absence of Certain Changes or Events. Except as permitted by Section 4.1 with respect to actions taken after the date hereof, since the Balance Sheet Date (i) Company has conducted its respective businesses in the ordinary course consistent with past practices and (ii) there has not been any change, circumstance or event (including any event involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on Company. Without limiting the generality of the foregoing, since the Balance Sheet Date:
               (i) there has not been any amendment to the Articles of Incorporation or Bylaws of Company;
               (ii) there has not been any change in the authorized, issued or outstanding shares of capital stock, or any grant of options, warrants or other rights to purchase or otherwise acquire any shares of capital stock, of Company;
               (iii) there has not been any (A) declaration, setting aside or payment of any dividend or distribution with respect to any equity securities (whether in cash or in kind) of Company; (B) redemption, purchase or other acquisition of any equity securities of Company; or (C) split, combination or reclassification involving any equity securities of Company;
               (iv) Company has not issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money (including advances on any existing credit facilities) or any capitalized lease obligation;
               (v) Company has not paid, discharged or satisfied any liabilities other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the balance sheet as of the Balance Sheet Date;
               (vi) Company has not made any capital expenditures or commitments for additions to property, plant, equipment or intangible capital assets in excess of $10,000;

               (vii) Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any Person or acquired any Person;
               (viii) no Lien has attached or otherwise arisen in relation to any properties or assets (real, personal or mixed, tangible or intangible) of Company;
               (ix) Company has not delayed, postponed or accelerated the payment of any accounts or notes payable or the receipt of any accounts or notes receivable outside of the ordinary course of business;
               (x) Company has not canceled any debts or waived any material claims or rights;
               (xi) Company has not sold, leased, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business;
               (xii) Company has not experienced any damage, destruction or loss (whether or not covered by insurance) to its properties or assets;
               (xiii) Company has not commenced litigation against any Person or formed any plans to do so and no Person has commenced litigation, or threatened in writing to commence litigation, against Company or any of the Company Shareholders (to the extent related to their interests in Company);
               (xiv) Company has not entered into any new distribution agreement or arrangement or amended any of its existing distribution agreements or arrangements;
               (xv) Except for (a) the non-filing, within any deadlines imposed by applicable international agreements or foreign law, of international or foreign patent or trademark applications in any country or region other than those countries and regions in which respective filed international or foreign applications are listed in Section 3.1(o) of the Company Disclosure Schedules; and (b) the non-filing of any continuing application claiming priority to, or any broadening reissue application of, U.S. Patent Number 6,679,893, Company has not disposed of or permitted to lapse any known rights to the use of any Company Intellectual Property, or disposed of or disclosed (except as necessary in the conduct of its business) to any Person other than representatives of Parent any confidential information;
               (xvi) Neither Company nor any of the Company Shareholders has received any notice that alleges that any of the products or services designed, manufactured, marketed, distributed, sold or rendered by Company infringes upon any valid patent or other Intellectual Property assets of any other Person or alleged or suggested that any patent or other Intellectual Property owned or licensed by or to Company is invalid or unenforceable;
               (xvii) Company has not granted any general increase in the compensation of its directors, officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any director, officer or employee, except in the ordinary course of business;
               (xviii) Company has not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other plans, contracts or commitments for the benefit of any of its directors, officers or employees;
               (xix) Company has not made any change in any method of financial or Tax accounting or financial or Tax accounting practice; or
               (xx) Company has not agreed, whether in writing or otherwise, to take any action described in this Section 3.1(j).
          (k) Transactions with Certain Persons. During the past three years, Company has not, directly or indirectly, purchased, leased or otherwise acquired any property or obtained any services from, or sold, leased or otherwise disposed of any property or furnished any services to, or otherwise dealt with, in the ordinary course of business or otherwise, any Company Shareholder (except with respect to compensation in the ordinary course of business for services rendered as a director, officer or employee) or any Company affiliate. Company does not owe any amount to or have any agreement with any of the Company Shareholders, directors, officers, employees or consultants or any affiliate thereof (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business), and none of such Persons owes any amount to Company or has the right to borrow from Company. To the Company’s knowledge, no part of the property or assets of any Company Shareholder or any direct or indirect subsidiary or affiliate or associate of any Company Shareholder is used by Company.
          (l) Board Approval. The Board of Directors of Company (the “Company Board”), by resolutions duly adopted at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Merger are in the best interests of Company and its shareholders, (ii) adopted a resolution, which has not been withdrawn or modified, approving this Agreement and declaring its advisability pursuant to Section 307(a) or (b) of the CCC, (iii) recommended (the “Company Board Recommendation”) that the Company Shareholders approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Company Shareholder Proposal”) and directed that the Company Shareholder Proposal be submitted for consideration by the Company Shareholders through the Proposed Written Consent. To the knowledge of Company, no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger, or the other transactions contemplated hereby. No action by the Company Board, or any committee thereof, or any action by any other administrator of the Company stock incentive plan or other related agreement or award pursuant to which the Outstanding Company Options were granted, and no notice or other action by the Company Board or the holder of any Company Warrants, is required to convert the Company Options pursuant to Section 2.2.
          (m) Vote Required. The affirmative vote or written consent of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an as-converted to Company Common Stock basis,

(ii) the holders of a majority of the outstanding shares of Company Preferred Stock, voting together as a class on an as-converted to Company Common Stock basis, (iii) the holders of a majority of the outstanding shares of Company Common Stock, voting together as a class, and (iv) the holders of a majority of the outstanding shares of the Series C Preferred Stock, in each case to approve and adopt the Company Shareholder Proposal (the “Required Company Shareholder Vote”) are the only votes or approvals of the holders of any class or series of Company Capital Stock necessary to approve and adopt the Company Shareholder Proposal.
          (n) Title to and Sufficiency of Assets.
               (i) Company has good and marketable title to, or a valid leasehold interest in, the inventories, buildings, machinery, equipment and other tangible assets and properties it uses or which are located on its premises, or are reflected in the balance sheet as of the Balance Sheet Date or were acquired after the date thereof, in each case free and clear of any and all material claims, liens, charges, security interests, encumbrances or other adverse claims of any nature whatsoever (each, a “Lien”), except for inventory disposed of in the ordinary course of business since the Balance Sheet Date.
               (ii) Company does not own any Real Estate. All Real Estate leases under which Company leases Real Estate are adequate for the operation of the business of Company as presently conducted. The leases to all Real Estate occupied by Company are listed in Section 3.1(n) of the Company Disclosure Schedule, are in full force and effect and no event has occurred which with the passage of time, the giving of notice, or both, would constitute a default or event of default by Company or, to the knowledge of Company, any other Person who is a party signatory thereto. For purposes of this Agreement, “Real Estate” means all of the fee, if any, or leasehold ownership right, title and interest of Company, in and to all real estate and improvements owned or leased by Company and which is used by Company in connection with the operation of its business.
               (iii) All of the inventories, buildings, machinery, equipment and other tangible assets and properties necessary for the conduct of Company’s business are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. Each such asset has been maintained in accordance with normal industry practice and Company’s internal policies. Company owns, or leases under valid leases, all inventories, buildings, machinery, equipment and other tangible assets and properties necessary for the conduct of its business as presently conducted.
          (o) Intellectual Property.
               (i) “Intellectual Property” means all intellectual property, including, without limitation, all United States, international, and foreign (u) patents, patent applications, patent disclosures, trademark applications and service mark applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (v) proprietary inventions, discoveries, technology, and know-how, (w) copyrights and copyrightable works, including proprietary rights in software programs, (x) trademarks, service marks, domain names, trade dress, trade names, corporate names, brand names, slogans, logos, and other source indicators, and the goodwill of any business symbolized thereby, (y) rights of publicity, and (z) trade secrets, and confidential or proprietary business information.
               (ii) Company owns all right, title and interest, free and clear of all Liens, in and to all Intellectual Property used in its business as currently conducted, as historically has been conducted, and as proposed to be conducted by the Surviving Corporation (the “Company Intellectual Property”). Set forth in Section 3.1(o) of the Company Disclosure Schedules is a complete list of the Company’s patents, trademarks, registered copyrights and domain names and pending patent applications, trademark applications and copyright registrations, all of which are considered to be part of the Company Intellectual Property. To the best of Company’s knowledge, Company has the right to use without payment to a third party all Company Intellectual Property, except Company pays a royalty to SurModics, Inc., under a patent license for catheter surface coating technology; and the Company has the unrestricted right to assign and transfer all Company Intellectual Property to a third party.
               (iii) No judgment, decree, injunction, rule or order has been rendered by any Governmental Entity which would limit, cancel or question the validity of, or Parent’s or its Subsidiaries’ rights in and to, any Company Intellectual Property, except during ordinary prosecution of patent applications.
               (iv) Company does not, and each Company Product sold, manufactured or used in clinical studies conducted by Company or sold, manufactured or used in its business as currently conducted or as proposed to be conducted by the Surviving Corporation does not infringe, misappropriate, dilute, or otherwise violate (“Infringe”) the valid Intellectual Property rights of any third party.
               (v) To the Company’s knowledge, the Company Intellectual Property is not being Infringed by any third party.
               (vi) Company is not aware of any action, suit, arbitration, investigation or other proceeding that is pending or that has been threatened against Company alleging that the Company Products or the operation of Company’s business Infringes the Intellectual Property rights of any third party or challenging the validity, or seeking to restrict Company’s use, of any Company Intellectual Property.
               (vii) Section 3.1(o) of the Company Disclosure Schedules contains a list of any Company Intellectual Property that has expired or been abandoned. To the knowledge of Company, all copyrights, patents, trademarks, and trade secrets within Company Intellectual Property are valid and enforceable.
               (viii) To its knowledge, Company has taken all reasonable actions to protect and maintain the confidentiality of trade secrets and other confidential information included in the material Company Intellectual Property.
               (ix) Section 3.1(o) of the Company Disclosure Schedules contains a list and summary description, including royalties paid or received by Company, of all agreements relating to the Intellectual Property to which Company is a party or by which it is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $10,000 under which Company is the licensee. There are no outstanding and, to the knowledge of the Company, no threatened disputes or disagreements with respect to any such agreement.
               (x) Company is unaware of any former or current employees of Company who have not executed written agreements assigning to Company all rights to any inventions, improvements, discoveries, or information relating to Company’s business. Company is unaware of any employee of Company who has entered into any agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than Company. To the Company’s knowledge, any consultant or contractor who has contributed to, or is reasonably expected to contribute to, the development of Company Intellectual Property has executed written agreements assigning to Company all rights to the contribution of Intellectual Property relating to Company’s business. To the Company’s knowledge, any consultant or contractor who has contributed to or is reasonably expected to contribute to the development of Company Intellectual Property has not entered into any agreement that restricts or limits in any way the scope or type of work in which the consultant or contractor may be engaged or requires the consultant or contractor to transfer, assign, or disclose information concerning his work to anyone other than Company.
          (p) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Company, (i) Company holds, and is currently in compliance with, all permits, licenses, registrations and other governmental authorizations required under all Applicable Laws relating to contamination, pollution, natural resources, the environment or the exposure of any person to Hazardous Materials (“Environmental Laws”) for Company to conduct its operations, and is currently in compliance with all applicable Environmental Laws, (ii) Company has not received any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging any violation of, or any actual or potential liability under, any Environmental Laws (an “Environmental Claim”) that remains outstanding or unresolved, and Company has no knowledge of any pending or threatened Environmental Claim, and (iii) neither the Company nor any Subsidiary has generated, transported, treated, stored, disposed of, arranged to be disposed of, or released material quantities or concentrations of hazardous, dangerous or toxic substance, including without limitation, petroleum (including without limitation crude oil or any fraction thereof), asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, urea-formaldehyde insulation or any other material that is regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws (“Hazardous Materials”) at, on, from or under any of the properties or facilities owned, leased or otherwise used by Company or its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to Company or its Subsidiaries under Environmental Laws.
          (q) Labor and Employment Matters. Except as set forth in Section 3.l(q) of the Company Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries, (ii) no union, works council or other labor organization represents, or claims to represent, any group of employees with respect to their employment by Company and no union organizing campaign with respect to the employees of Company is threatened or underway, (iii) there is no unfair labor practice charge or complaint against Company pending or, to the knowledge of Company, threatened before the National Labor Relations Board or any similar state or foreign agency, (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, (v) no charges with respect to or relating to Company are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices and (vi) no employee of Company is in violation of (and to the knowledge of Company no written allegation has been made that any employee is in violation of) any term of any restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to a former employer of any such employee relating (A) to the right of any such employee to be employed by Company or (B) to the knowledge or use of trade secrets or proprietary information. Company is not a party to a current conciliation agreement, consent decree, or other agreement or order with any Governmental Entity with respect to labor or employment practices. Company has complied in all material respects with all Applicable Law and all collective bargaining agreements or similar labor agreements in connection with the execution and delivery of the Agreement and the consummation of the transactions contemplated by this Agreement, including but not limited to providing required notice.
          (r) Insurance. All insurance policies of Company are in full force and effect. Company is not in material breach or default, and Company has not taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of its insurance policies.
          (s) Books and Records; Controls. Company’s minute books and stock or equity records, all of which have been made available to Parent or its representatives, are complete and correct. The minute books contain accurate records of all meetings held and actions taken by the holders of stock or equity interests, the boards of directors and committees of the boards of directors or other governing body of Company, and no meeting of any such holders, boards of directors or other governing body or committees has been held for which minutes are not contained in such minute books.
          (t) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or person except Asante Partners (“Broker”) has been retained by or is authorized to act on behalf of Company or is entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement. Company has provided to Parent its engagement agreement with the Broker.
          (u) Investment Representation. Company understands that, assuming a registration statement on Form S-4 is not filed by Parent pursuant to Section 4.20, the issuance of shares of Parent Common Stock by Parent as part of the Merger Consideration pursuant to Article II of this Agreement will not be registered under the Securities Act because of the exemption from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, and Company’s reliance on Section 4(2) and Regulation D promulgated thereunder is dependent on the accuracy of the representations of the Company in this Section 3.1(u). Based on previous representations made to the Company, certifications delivered to the Company and the Company’s familiarity with each of the Company Shareholders and Company Option Holders, the Company represents and warrants to Parent that to its knowledge each of the

Company Shareholders and Company Option Holders is an “accredited investor” within the meaning of Rule 501 under Regulation D of the Securities Act, except for less than 30 of the Company Shareholders and Company Option Holders who are not “accredited investors,” but each of whom either alone or with such person’s purchaser representative(s) has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment in Parent Common Stock as contemplated by Rule 506 under the Securities Act.
          (v) Accuracy of Information. No representation or warranty by Company in this Agreement contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading as of the date of this Agreement.
          (w) Hart-Scott-Rodino. Chestnut Medical Technologies, Inc. is the ultimate parent entity of Company, as determined pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder, and Company has annual net sales and total assets, as determined pursuant to 16 C.F.R. § 801.11, below $13 million.
          (x) Accounts Receivable. Company owns all right, title and interest in and to all its accounts receivable and there are no Liens against any of such accounts receivable. All of such accounts receivable owing to Company constitute valid and enforceable claims of Company arising from bona fide transactions in the ordinary course of business, and to Company’s knowledge there are no claims, refusals to pay or other rights of set-off against any thereof.
     3.2 Representations and Warranties of Parent. Except with respect to any subsection of this Section 3.2, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by Parent to Company concurrently herewith (the “Parent Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the Parent Disclosure Schedule shall be deemed to be included in each other subsection of the Parent Disclosure Schedule in which the relevance of such information thereto would be readily apparent on the face thereof), Parent represents and warrants to Company as follows:
          (a) Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Merger Co. and Acquisition Co. is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Each of Parent, Merger Co. and Acquisition Co. has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligation hereunder.
          (b) Authority.
               (i) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Co. and Acquisition Co. This Agreement has been duly executed and delivered by Parent, Merger Co. and Acquisition Co., and, assuming due authorization, execution and delivery by Company, constitutes a valid and binding obligation of Parent, Merger Co. and Acquisition Co., enforceable against Parent, Merger Co. and Acquisition Co. in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.
               (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with or violate the Certificate of Incorporation or Bylaws of Parent, Merger Co. or Acquisition Co., (B) conflict with or violate any Applicable Law applicable to the Parent, Merger Co. or Acquisition Co. or by which any property or asset of Parent, Merger Co. or Acquisition Co. is bound or affected, (C) result in any Violation of the rights or entitlements of any Person or (D) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, adversely affect any rights of Parent, Merger Co. or Acquisition Co. under, or result in the creation of any Lien on any property, asset or right of Parent, Merger Co. or Acquisition Co. pursuant to any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which Parent, Merger Co. or Acquisition Co. is a party or by which Parent, Merger Co. or Acquisition Co. or any of its properties, assets or rights are bound or affected.
               (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Merger Co. or Acquisition Co. in connection with the execution and delivery of this Agreement by Parent, Merger Co. or Acquisition Co. or the consummation by Parent, Merger Co. or Acquisition Co. of the transactions contemplated hereby, except for (A) the filing with the SEC of such reports under the Securities Act and the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) such filings and approvals as are required to be made or obtained under the securities or blue sky laws of various states in connection with the transactions contemplated by this Agreement, (C) the filing of First Agreement of Merger and Second Agreement of Merger with the Secretary of State of the State of California, or (D) the approval of the listing of the Parent Common Stock to be issued in the Merger on Nasdaq.
          (c) Legal Proceedings. There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Parent, threatened, against or affecting Parent or any Subsidiary of Parent as to which there is a significant possibility of an adverse outcome which would, individually or in the aggregate, have a material adverse effect on Parent, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of or subject to any Governmental Entity or arbitrator outstanding against Parent or any Subsidiary of Parent having, or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent. To the knowledge of Parent, no investigation by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Parent.

          (d) Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement, since December 31, 2008, (i) Parent and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices and (ii) there has not been any change, circumstance or event (including any event involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on Parent.
          (e) Board Approval. The Board of Directors of Parent, by resolutions duly adopted at a meeting duly called and held, has (i) determined that this Agreement and the Merger are in the best interests of Parent and its stockholders and the issuance of Parent Common Stock and the Per Share Merger Consideration in the Merger to be advisable, (ii) adopted a resolution approving this Agreement and the issuance of Parent Common Stock and the Per Share Merger Consideration in the Merger, (iii) approved the Parent Common Stock to be issued in the Merger for listing on NASDAQ, and (iv) approved the filing of the Form S-3 with the SEC covering the resale of the Parent Common Stock to be issued in the Merger. To the knowledge of Parent, no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger or the other transactions contemplated hereby.
          (f) No Parent Shareholder Vote Required. No vote or consent of the holders of any class or series of capital stock of Parent is required to approve this Agreement or the transactions contemplated hereby (including the Merger and the issuance of Parent Common Stock in the Merger).
          (g) S-3 Eligibility. Parent is eligible to file registration statements on Form S-3, including but not limited to meeting the “Registrant Requirements” of General Instruction I.A. to Form S-3 as such Form S-3 is in effect as of the date hereof.
          (h) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or person except J.P. Morgan has been retained by or is authorized to act on behalf of Parent or is entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.
          (i) Parent SEC Documents; Undisclosed Liabilities; Internal Controls.
               (i) Parent has filed, or furnished, as applicable, all required reports, schedules, registration statements and other documents with the SEC since the effectiveness of its initial public offering in June 2005 (the “Parent SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Parent SEC Documents complied in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and, to Parent’s knowledge, none of the Parent SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. There are no outstanding comments from the Staff of the SEC with respect to any of the Parent SEC Documents.
               (ii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Parent included in its most recently filed period report (i.e., Form 10-Q or Form 10-K) with the SEC (the “Parent Financial Statements”), (B) liabilities incurred since the date of the most recent Parent Financial Statements in the ordinary course of business consistent with past practice, (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent, (D) liabilities incurred pursuant to the transactions contemplated by this Agreement, (E) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, or (F) liabilities described on a Form 8-K filed with the SEC since the date of the most recent Parent Financial Statements, Parent and its Subsidiaries do not have, and since the date of the most recent Parent Financial Statements, Parent and its Subsidiaries have not incurred, any liabilities or obligations of a nature that would be required to be reflected in such balance sheet prepared in accordance with GAAP (if such balance sheet were dated as of the date of this Agreement or as of the Closing Date).
               (iii) Parent and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP Parent (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s board of directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.
               (iv) Parent has no knowledge of any facts or circumstances that would cause Parent to (i) delay the filing of the Registration Statement or a request for acceleration of the effective date or (ii) suspend the Registration Statement after effectiveness and require that the Holders immediately cease sales of shares pursuant to the Registration Statement.

          (j) Capital Structure. As of the date of this Agreement:
               (i) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the close of business on May 26, 2009, (A) 106,788,188 shares of Parent Common Stock were issued and outstanding, (B) no shares of Parent Common Stock were held by Parent in its treasury, (C) no shares of Parent Common Stock were held by Parent’s Subsidiaries, (D) 10,364,591 shares of Parent Common Stock were reserved for issuance upon the exercise or payment of stock options outstanding on such date, and 305,226 shares of Parent Common Stock were reserved for issuance upon the exercise or payment of stock units or other equity-based incentive awards granted pursuant to any plans, agreements or arrangements of Parent and outstanding on such date (collectively, the “Parent Stock Awards”). As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding or reserved for issuance. All outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and, except as set forth in the Delaware General Corporation Law, non-assessable and not subject to preemptive rights. The shares of Parent Common Stock to be issued pursuant to or as specifically contemplated by this Agreement will have been duly authorized as of the Closing Date and, if and when issued in accordance with the terms hereof, will be validly issued, fully paid and non-assessable and will not be subject to preemptive rights.
               (ii) Except for Parent Stock Awards, no outstanding warrants to purchase shares of Parent Common Stock or Parent Preferred Stock are issued or outstanding.
               (iii) No Voting Debt of Parent is issued or outstanding.
               (iv) Except for (A) this Agreement, (B) outstanding Parent Stock Awards described in paragraph (i) above, and (C) options granted pursuant to Parent’s Employee Stock Purchase Plan, there are no options, warrants, calls, rights, commitments or agreements of any character to which Parent or any Subsidiary of Parent is a party or by which it or any such Subsidiary is bound obligating Parent or any Subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of Parent or of any Subsidiary of Parent or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except in accordance with the terms of this Agreement and the terms of Parent Stock Awards, there are no outstanding contractual obligations of Parent or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Subsidiaries or (y) pursuant to which Parent or any of its Subsidiaries is or could be required to register shares of Parent Common Stock or other securities under the Securities Act.
               (v) Except as set forth in Section 3.2(j)(v) of the Parent Disclosure Schedule, since April 1, 2009, Parent has not (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of Parent or any of its Subsidiaries, other than pursuant to and as required by the terms of Parent Stock Awards granted prior to the date hereof and other than issuances made in the ordinary course of business; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more Parent Subsidiaries, any shares of capital stock of Parent or any of its Subsidiaries; or (C) declared, set aside, made or paid to the stockholders of Parent dividends or other distributions on the outstanding shares of capital stock of Parent.
          (k) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect, (i) Parent or its Subsidiaries own, free and clear of all Liens other than Parent Permitted Liens, or have a valid license or right to use all Intellectual Property necessary to the conduct of their business as currently conducted (the “Parent Intellectual Property”), (ii) no judgment, decree, injunction, rule or order has been rendered by any Governmental Entity which would limit, cancel or question the validity of, or Parent’s or its Subsidiaries’ rights in and to, any Parent Intellectual Property, (iii) to the knowledge of Parent, Parent and its Subsidiaries do not Infringe the valid Intellectual Property rights of any third party, and the Parent Intellectual Property is not being Infringed by any third party, (iv) Parent is not aware of any action, suit, arbitration, investigation or other proceeding that is pending or has been threatened against Parent or any of its Subsidiaries alleging that the operation of Parent’s business Infringes the valid Intellectual Property rights of any third party or challenging the validity, or seeking to restrict Parent’s use, of any Parent Intellectual Property, (v) to the knowledge of Parent, all material Parent Intellectual Property is valid and enforceable and (vi) to the knowledge of Parent, Parent and its Subsidiaries have taken all reasonable actions to protect and maintain the confidentiality of trade secrets and other confidential information included in the material Parent Intellectual Property. For purposes of this Section 3.2(k), “Parent Permitted Liens” means (I) statutory liens securing payments not yet due or liens which are being properly contested by Parent or one of its Subsidiaries in good faith and by proper legal proceedings and for which adequate reserves related thereto are maintained on the Parent Financial Statements, (II) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (III) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected in the Parent Financial Statements (except such liens which have been satisfied or otherwise discharged in the ordinary course of business since the date of the Parent SEC Documents), and (D) rights granted to any non-exclusive licensee of any Parent Intellectual Property in the ordinary course of business consistent with past practices.
          (l) Transactions Involving Acquisition Co.. Parent has no plan or intention to liquidate Acquisition Co., to merge Acquisition Co. with and into another corporation, to sell or otherwise dispose of Acquisition Co, or to cause Acquisition Co. to sell or otherwise dispose of any of the assets of Company acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) of the Code.
          (m) Transactions Involving Parent Common Stock Issued in the Merger. Parent has no plan or intention to reacquire any of its stock issued in the Merger transaction.
     3.3 Representations and Warranties of Acquisition Co.. Acquisition Co. represents and warrants to Company as follows:

          (a) Prior to the Merger, Parent will be in control of Acquisition Co. within the meaning of section 368(c)(1) of the Code.
          (b) Following the Merger, Acquisition Co. will not issue additional shares of its stock that would result in Parent losing control of Acquisition Co. within the meaning of section 368(c)(1) of the Code.
          (c) Following the Merger, Acquisition Co. will continue the historic business of Company or use a significant portion of Company’s business assets in a business.
          (d) No stock of Acquisition Co. will be issued in the Merger transaction.
ARTICLE IV.
Covenants
     4.1 Conduct of Company Prior to the Effective Time. During the period from the date of this Agreement and continuing until the Effective Time, Company agrees that, except as expressly contemplated or permitted by this Agreement or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed:
          (a) Ordinary Course. Company shall carry on its businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact its present business organization, maintain its rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve its relationships with employees, customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Company shall not, (i) enter into (including via any acquisition) any new line of business which represents a material change in the operations of Company, (ii) make any material change to its businesses, except as required by applicable legal requirements, (iii) enter into, terminate or fail to renew any distribution agreements or sales representative agreements or any other material lease, contract, license or agreement, or make any change to any existing material leases, contracts, licenses or agreements other than in the ordinary course of business or consistent with past practice or (iv) make any capital expenditures, other than capital expenditures which, in the aggregate, do not exceed the aggregate amount for capital expenditures specified in Company’s budget for 2009 (a true and complete copy of which has been provided to Parent prior to the date of this Agreement) and, in any event, Company will not make any capital expenditure in excess of $10,000 without first providing prior written notice of such fact to Parent.
          (b) Dividends; Changes in Stock. Company shall not, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, to redeem, purchase any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

          (c) Issuance of Securities. Company shall not, and shall not propose to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than the issuance of Company Common Stock required to be issued upon the exercise or settlement of Outstanding Company Options and Company Warrants in accordance with the terms of such options and warrants.
          (d) Governing Documents, Etc. Company shall not amend or propose to amend its Articles of Incorporation or Bylaws or, enter into, a plan of consolidation, merger or reorganization with any Person.
          (e) Acquisitions. Company shall not acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, rights or properties.
          (f) Dispositions. Company shall not sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets, rights or properties other than sales of inventions in the ordinary course of business.
          (g) Indebtedness. Company shall not incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Company or guarantee any debt securities of others.
          (h) Other Actions. Subject to Section 4.5 and such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Company or Parent following the Effective Time, Company shall not intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article V not being satisfied or in a violation of any provision of this Agreement.
          (i) Accounting Methods; Tax Matters; Audit. Company shall not change its methods of accounting in effect at December 31, 2008. Company shall not (i) change its annual Tax accounting period or (ii) make any Tax election that, individually or in the aggregate, would reasonably be likely to have a material adverse effect on Company or Parent after the Effective Time. Company shall not file any amended Tax Returns without the consent of Parent. Company shall use its commercially reasonable efforts to deliver an audited balance sheet of Parent as of December 31, 2008 and the related audited statement of income, statement of shareholders’ equity and statement of cash flow for the year then ended, all audited by an accounting firm reasonably acceptable to Parent as promptly as practicable after the date hereof.

          (j) Compensation and Benefit Plans. During the period from the date of this Agreement and continuing until the Effective Time, Company agrees that it will not: (i) other than in the ordinary course of business consistent with past practice, enter into, adopt, amend (except for such amendments as may be required by Applicable Law) or terminate any Company Benefit Plan, (ii) increase in any manner the compensation or fringe benefits (including the acceleration of any Outstanding Company Options) of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any Company Benefit Plan as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, provided, however, that the Company shall have the right to pay to directors, officers, employees, independent contractors and consultants one-time additional cash compensation or cash bonuses prior to Closing up to an aggregate payment for all such additional cash compensation and/or cash bonuses equal to $430,000, (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms of a Company Benefit Plan) providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement, (iv) modify, reduce or waive any performance objectives or other vesting provisions with respect to any Outstanding Company Option, or (v) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award on or after the date hereof (other than as expressly provided otherwise in this Agreement), that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award shall accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by this Agreement.
          (k) No Liquidation. Company shall not adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.
          (l) Litigation. Company shall not settle or compromise any litigation.
          (m) No Restrictions on Business. Company shall not enter into or otherwise become party to any contract, arrangement, commitment or understanding that will restrict or limit, in any material respect, the ability of Company or its affiliates from conducting any of their businesses in any geographical area.
          (n) Other Agreements. Company shall not agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.
     4.2 Access to Information. Upon reasonable notice, Company shall afford to Parent and its representatives, reasonable access, during normal business hours, from the date hereof through the Effective Time, to all its properties, books, contracts, records and officers, and, during such period, Company shall make available to Parent and its representatives such information concerning its business, properties and personnel as Parent may reasonably request, unless such disclosure is prohibited by Applicable Law. No such investigation by Parent shall affect the representations and warranties of Company made herein.

     4.3 Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall promptly after the date of this Agreement use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective the transactions contemplated hereby, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with Company as are necessary for the consummation of the transactions contemplated hereby and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.
     4.4 No Solicitation.
          (a) Company shall immediately cease and cause to be terminated, and will cause its officers, directors, employees, affiliates, investment bankers, attorneys and other advisors or representatives to cease, any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal relating to Company.
          (b) Company agrees that at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VI and the Effective Time, neither it nor any of its officers and directors shall cause its employees, affiliates, investment bankers, attorneys and other advisors or representatives not to, directly or indirectly:
               (i) solicit, initiate, knowingly encourage or facilitate, or induce the making, submission or announcement of, any proposal or offer with respect to, or a transaction or series of related transactions to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any Person (other than an existing shareholder of Company) beneficially owning securities representing 15% or more of its total voting power of Company or sell, license or dispose of any material portion of its assets (any such proposal, offer or transaction being hereinafter referred to as an “Acquisition Proposal”);
               (ii) furnish to any Person (other than the other parties hereto or any designees of such other parties) any non-public information relating to it or afford access to its business, properties, assets, books or records (other than to the other parties hereto or any designees of such other parties) in a manner intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal, respectively;
               (iii) participate or engage in discussions or negotiations with any Person (other than the other parties hereto) with respect to an Acquisition Proposal;

               (iv) approve, endorse or recommend an Acquisition Proposal;
               (v) enter into any letter of intent, memorandum of understanding or other agreement contemplating or otherwise relating to any Acquisition Proposal; or
               (vi) propose publicly or agree to any of the foregoing with respect to an Acquisition Proposal.
          (c) Without limiting the generality of the foregoing, Company acknowledges and hereby agrees that any breach or violation of the restrictions set forth in this Section 4.4 by any directors, officers or other employees of Company, or any investment banker, attorney or other advisor or representative retained by Company shall be deemed to be a breach of this Section 4.4 by Company.
          (d) In addition to the obligations of Company set forth in this Section 4.4, Company shall promptly, and in all cases within twenty four (24) hours of its receipt, advise Parent orally and in writing of (i) any Acquisition Proposal it receives, (ii) any request for information it receives that would reasonably be expected to lead to an Acquisition Proposal, and (iii) all material terms and conditions of such Acquisition Proposal or request (including copies of all written materials comprising or relating thereto).
          (e) The Exclusivity Letter Agreement dated May 2, 2009 by and between Company and Parent, as amended (the “Exclusivity Letter Agreement”) is hereby terminated as of the date hereof; provided, however, that in accordance with the terms of the Exclusivity Letter Agreement certain of its terms shall survive.
     4.5 Company Board Recommendation. Subject to the Company Board’s fiduciary duties and Applicable Law, the Company Board shall make the Company Board Recommendation to the Company Shareholders and the Company Board may do what it is obligated to do pursuant to its fiduciary duties and Applicable Law.
     4.6 Company Shareholder Approval. Subject to Section 4.20, Company shall use its reasonable best efforts, in accordance with Applicable Law (including the CCC) and Company’s Articles of Incorporation and Bylaws, to as promptly as practicable solicit from the Company Shareholders approval by written consent of the Company Shareholder Proposal for the purpose of acting upon such proposal and to secure the Required Company Shareholder Vote, whether or not the Company Board’s fiduciary duties require the Company Board to change its Company Board Recommendation to the Company Shareholders. Company shall use its reasonable best efforts to ensure that the Company Shareholders’ action by written consent is solicited in compliance with Applicable Law (including the CCC) and Company’s Articles of Incorporation and Bylaws, with such reasonable best efforts to include sending to each of its shareholders, no later than eight (8) days from the date of this Agreement, a proposed written consent that, if signed by the requisite number of shareholders, would secure the Required Company Shareholder Vote (the “Proposed Written Consent”), which such Proposed Written Consent will be sent along with the other Company Shareholder Materials.
     4.7 Company Shareholder Materials. Promptly after the execution of this Agreement, but in any event no later than eight (8) days from the date hereof, Company shall prepare, in consultation, with Parent and deliver to its shareholders for consideration, the Proposed Written Consent along with an information statement, and other all information that may be required to be given to the Company Shareholders pursuant to the CCC in connection with the Merger, including, to the extent applicable, adequate notice of the Merger and information concerning dissenters’ rights under the CCC (the “Company Shareholder Materials”) to all Company Shareholders entitled to receive such under the CCC. The information statement shall also include a description of the material terms of this Agreement and the transactions contemplated hereby, information required by Rule 502(b) under Regulation D of the Securities Act and any other information required to be provided to Company Shareholders under Regulation D of the Securities Act so that the issuance of shares of Parent Common Stock in the Merger will qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act, as well as such information about Parent and Parent Common Stock as Parent may reasonably request be included therein or sent to Company Shareholders. Prior to the delivery of the Company Shareholder Materials, Company shall have given Parent and its counsel a reasonable opportunity (but in no event fewer than three Business Days) to review and comment on reasonably final drafts of the Company Shareholder Materials. The Company Shareholder Materials shall include the Company Board Recommendation in favor of this Agreement and the Merger and the conclusion of the Company Board that the terms and conditions of the Merger are in the best interests of the Company Shareholders. Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Company Shareholder Materials shall be made without the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.
     4.8 Fees and Expenses. Except as otherwise provided in the Exclusivity Letter Agreement and as otherwise provided in Section 2.1(d)(vi) of this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.
     4.9 Indemnification; Directors’ and Officers’ Insurance.
          (a) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of Company (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Company pursuant to Company’s Articles of Incorporation, Bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Company.

          (b) Prior to the Effective Time, the Company will purchase a six-year “tail” prepaid policy on the current policies of directors’ and officers’ liability insurance maintained by Company (the “D&O Policy”) on, and neither the Parent or the Surviving Corporation will cancel or amend such “tail” policy.
          (c) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 4.9.
          (d) The provisions of this Section 4.9 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party, his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.
     4.10 Public Announcements. Parent, Merger Co., Acquisition Co. and Company shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by Applicable Law or by obligations pursuant to any listing agreement with or rules of Nasdaq in which it is impracticable to consult with each other as contemplated by this clause (iii), to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Company Shareholder Materials in accordance with the provisions of Section 4.7, no party shall issue any press release or otherwise make any public statement or disclosure concerning the other parties or the other parties’ business, financial condition or results of operations without the consent of such other parties, which consent shall not be unreasonably withheld or delayed.
     4.11 Form S-3 Resale Registration Statement; Registration Procedures. Unless Parent has provided the S-4 Notice to Company under Section 4.20:
          (a) Parent will use (A) best efforts to file a resale registration statement on Form S-3 (the “Registration Statement”) with the SEC not later than five (5) days after the Closing Date and (B) reasonable best efforts to file a Registration Statement no later than thirty (30) days after the Milestone Achievement Date, in each case covering the resale of the shares of Parent Common Stock issued in consideration of the Merger (for the purposes of this Section 4.11, the “Registrable Securities”), in the case of (A) above, with respect to the resale of the shares issued as Closing Date Stock Consideration, and in the case of (B) above, with respect to the resale of the shares, if any, issued as Milestone Stock Consideration. In connection with (A) and (B) above, Parent will use its reasonable best efforts to cause such Registration Statement to become effective as soon as possible and to remain effective as provided herein, provided, however, that in either case before filing the Registration Statement, Parent will furnish or otherwise make available to the Shareholder Representative’s counsel at least two days prior to filing with the SEC copies of all such documents proposed to be filed in connection with the Registrable Securities registered thereby and keep the Shareholder Representative reasonably apprised of the status of such Registration Statement.
          (b) Parent shall use its commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until six months from the date the shares registered thereunder were first issued.
          (c) Parent shall furnish to each holder of Registrable Securities such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, and prospectus included therein, all exhibits and other documents filed therewith and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder.
          (d) As a condition precedent to registering Registrable Securities, Parent may require each Holder as to which any registration is being effected to furnish Parent with such information regarding such Person and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as Parent may from time to time reasonably request in writing. Each such Holder shall promptly notify Parent in writing of any changes in the information set forth in the Registration Statement after it is prepared regarding the Holder. For the purposes of this Section 4.11, “a Holder” or “the Holders” refers solely to a holder or holders of Registrable Securities as of the Closing Date or as of the Milestone Achievement Date, as applicable.
          (e) Parent may, by two days prior written notice to the Holders (each, a “Blackout Notice”), (i) delay the filing of the Registration Statement or a request for acceleration of the effective date or (ii) suspend the Registration Statement after effectiveness and require that the Holders immediately cease sales of shares pursuant to the Registration Statement, in the event that (A) Parent is engaged in any activity or transaction or preparations or negotiations for any activity or transaction that Parent desires to keep confidential for business reasons, if Parent determines in good faith that the public disclosure requirements imposed on Parent under the Securities Act in connection with the Registration Statement would require at that time disclosure of such activity, transaction, preparations or negotiations and such disclosure could result in imminent and material harm to Parent or (B) any other event occurs that makes any statement of a material fact made in the Registration Statement, including any document incorporated by reference therein, untrue or that requires the making of any additions or changes in the Registration Statement in order to make the statements therein not misleading. If Parent suspends the Registration Statement and requires the Holders to cease sales of shares pursuant to this Section 4.11(e), Parent shall, immediately following the termination of the circumstance which entitled Parent to do so, take such actions as may be necessary to file or reinstate the effectiveness of the Registration Statement and give written notice to all Holders authorizing them to resume sales pursuant to the Registration Statement. If as a result thereof the prospectus included in the Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose such revised prospectus with the notice to Holders given pursuant to this Section 4.11(e), and the Holders shall make no offers or sales of shares pursuant to the Registration Statement other than by means of such revised prospectus. Parent need not specify the nature of the event giving rise to any delay or suspension in any notice to Holders and the Holders agree to treat and keep the existence of such delay or suspension, as the case may be, confidential. Only two Blackout Notices may be delivered in any 12 month period, with a duration of not more than 30 days in the aggregate.
     4.12 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the Closing Date Stock Consideration to be approved for listing on the Nasdaq Stock Market prior to the Closing Date. Parent shall use reasonable best efforts to cause the Milestone Stock Consideration to be approved for listing on the Nasdaq Stock Market, subject to official notice of issuance, prior to the dates of its issuance.
     4.13 Supporting FDA Approval Process. From and after the Effective Time, the Surviving Corporation will manage its overall ongoing business as it determines reasonably necessary to pursue and obtain the issuance of the PMA Letter. From and after the Closing Date until the earlier of the Milestone Achievement Date or December 31, 2012, Parent will not make any material changes to the Pipeline business of the Surviving Corporation that it reasonably believes would adversely affect the issuance of the PMA Letter and specifically agrees (i) that the existing manufacturing and operations of the Surviving Corporation relating to Pipeline will be maintained as reasonably necessary to facilitate a favorable FDA inspection in support of getting the PMA Letter and (ii) not to terminate, or cause the Surviving Corporation to terminate, the employment of, or materially change the terms of employment of Daniel J. Cher, Victor Ham, Jeremiah Bailey, Adrian Garcia and Tina Ye; provided, however, that Parent will be permitted to terminate, or permit the Surviving Corporation to terminate, the employment of any such individuals for reasons that would constitute “cause” under the employment agreements by and between the Surviving Corporation and the executives of the Surviving Corporation. Notwithstanding the foregoing, however, Parent shall not be required to provide funding to the Surviving Corporation in excess of $6,000,000 in any calendar year (which amount will be pro-rated for the calendar year 2009 based on when the Closing occurs).
     4.14 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall use reasonable best efforts to take all such necessary action.
     4.15 Tax Free Qualification. Notwithstanding anything to the contrary in this Agreement, each of Parent, Merger Co., Acquisition Co. and Surviving Corporation shall use its reasonable best efforts to ensure the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.
     4.16 Employees and Employee Benefit Plan Matters.
          (a) Parent will compensate, or cause its appropriate affiliates to compensate, each individual employed by Company at the Closing (an “Employee”) for the period beginning on the Closing Date and ending on December 31, 2009 so long as such Employee is employed by Parent or its affiliates (i) at a base wage or base salary rate, and any applicable variable pay rate

(e.g., shift differential pay), which shall not be less than that provided to the Employee by Company immediately prior to the Closing Date; and (ii) with employee benefit plans and similar programs (including for this purpose a holiday schedule), which may include any of the Company Benefit Plans, which are of all the same material types as, and which on an economic basis in the aggregate are substantially comparable to, the comparable Company Benefit Plans as in effect immediately prior to the Closing Date except for equity compensation plans.
          (b) Nothing in this Agreement shall be interpreted as limiting the power of Parent and its affiliates, including the Surviving Corporation, to amend or terminate any Parent welfare or employee benefit plan or to discontinue the employment of any given Employee, subject to applicable legal requirements and any other applicable provisions of this Agreement.
     4.17 Parent Changes. During the period between the date of this Agreement and the Effective Time, except as contemplated by this Agreement, Parent shall not undertake during such period (i) a merger, reorganization, stock exchange, consolidation, business combination or recapitalization if such transaction results in the Parent Common Stock no longer being publicly traded or (ii) a liquidation or dissolution of Parent.
     4.18 Section 280G Matters.
          (a) Within five days after the date hereof, the Company will deliver a document setting forth in reasonable detail a list of all persons who may be “disqualified individuals” (as defined in Section 280G(c) of the Code) and who may be receiving payments or benefits in connection with the Merger (under this Agreement or any other contract, plan or arrangement with the Company or otherwise, including severance payments and acceleration of vesting or repurchase right lapse, or benefits under options or restricted stock). Such document shall be accompanied by a worksheet or memorandum from the Company’s counsel demonstrating the extent (if any) to which such payments, vesting or benefits constituting “excess parachute payments” within the meaning of Section 280G of the Code will or could be made to such disqualified individuals. If for any reason it will reasonably appear that a disqualified individual will receive an excess parachute payment, then the balance of this Section 4.18 will apply, in addition to any other rights and remedies Parent may have.
          (b) Prior to the Effective Time of Merger, the Company will submit to, and use all reasonable efforts to obtain, a shareholder vote or written consent approving the right of any “disqualified individual” to receive or retain any and all payments that could be deemed “parachute payments” under Section 280G of the Code and the related waiver by such “disqualified individual” described in clause (b) below, on the following terms and conditions interpreted in a manner which complies with Section 280G of the Code and all applicable final, proposed or temporary regulations thereunder: (a) such payments so submitted for approval will be computed without reduction for any amounts which could otherwise be treated as excludable, reasonable compensation for services rendered before or after the Effective Time of the Merger under Section 280G(b)(4) of the Code; such payments will be calculated assuming all options and restricted stock are ultimately settled at the maximum FDA Milestone Consideration; such payments will be calculated including maximum severance potentially payable; such payments will not include post-merger base pay, performance bonus, company-paid employee benefits or other compensatory amounts paid or available for performance of post-merger services; (b) the shareholder approval will be timely solicited in form and substance and pursuant to such disclosure as will be sufficient to satisfy the shareholder approval requirements for the small business exemption of Section 280G(b)(5) of the Code, including requirements that such disqualified individual waive in advance the right to such payment if the requisite shareholder approval is not obtained, and such payments will be separately approved within the meaning of such regulations; and (c) for such approval to be effective as to any such payment, 75% or more of the voting power of the Company will have approved such payment without counting as outstanding or permitting to vote (except as contemplated by Treasury Regulations Section 1.280G-1, Q&A-7(b)(4)) any stock (i) actually owned or constructively owned under Section 318(a) of the Code by or for such disqualified individual, or (ii) as to which the owner of such stock is considered under Section 318(a) of the Code to own any part of the stock owned directly or indirectly by or for such disqualified individual.
     4.19 Merger Consideration Distributions. On the day before the anticipated Closing Date, Company will deliver a complete and correct list, in excel spreadsheet format, of (a) Company Shareholders as of the Closing Date, identifying each Company Shareholder by name, address, and the number of shares owned, the aggregate Closing Date Stock Per Share Consideration and Closing Date Cash Per Share Consideration issuable or payable to such shareholder, and share ownership information, including Company Certificate numbers, the number of whole shares represented by each Company Certificate, and the date of issuance for each Company Certificate, and (b) Company Option Holders as of the Closing Date, identifying each Company Option Holder by name, address, and the number of whole shares of Company Common Stock that are issuable upon full exercise of the Company Option (including the number of whole shares of Company Common Stock that are issuable upon conversion of all shares of Company Preferred Stock that are issuable upon exercise of a Company Option), the exercise price of each Company Option, and the aggregate Closing Date Stock Per Share Consideration and Closing Date Cash Per Share Consideration issuable or payable to such Company Option Holder; which such list will supersede and replace the similar list delivered to Parent as promptly as practicable after the date hereof and will be delivered by Parent to the Exchange Agent for use in distributing the Closing Date Stock Per Share Consideration and Closing Date Cash Per Share Consideration.
     4.20 Preparation and Filing of Form S-4. In the event that the condition set forth in Section 5.2(f) has not been satisfied on or prior to July 10, 2009, then Parent may elect to have the provisions of this Section 4.20 apply by delivering written notice (the “S-4 Notice”) of such election to the Company. If Parent delivers such S-4 Notice:
          (a) The Company will promptly cease any and all actions that constitute directly or indirectly engaging or participating in any activities that reasonably could be deemed to have the effect of soliciting Company Shareholders and Company Option Holders with respect to the offer or issuance of the shares of Parent Common Stock to be received by the Company Shareholders and Company Option Holders in the Merger or the approval of the Company Shareholders of the Merger until the Form S-4 has been declared effective by the Securities and Exchange Commission (SEC).
          (b) After an appropriate period of time as determined by Parent upon advice of counsel so as not to cause Parent to be in violation of any federal or state securities laws or adversely affect Parent’s ability to register the shares of Parent Common Stock to be issued in connection with the Merger not to exceed 30 days, Parent will prepare and file with the SEC a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger (as may be amended or supplemented from time to time, the “Form S-4”). The Form S-4 shall include (i) a prospectus for the issuance of shares of Parent Common Stock in the Merger and (ii) the Company Shareholder Materials (as may be amended as necessary or appropriate to reflect the applicability of the provisions of this Section 4.20 and the fact that a meeting of the Company Shareholders shall take place in lieu of the Proposed Written Consent) (as may be amended or supplemented from time to time, the “Proxy Statement-Prospectus”). The Proxy Statement-Prospectus will include the Company Board Recommendation in favor of this Agreement and the Merger and the conclusion of the Company Board that the terms and conditions of the Merger are in the best interests of the Company Shareholders. Company shall, and shall cause its respective representatives to, fully cooperate with Parent hereto and its respective representatives in the preparation of the Form S-4 and the Proxy Statement-Prospectus, and shall furnish Parent with all information concerning it and its affiliates as the Parent may deem reasonably necessary or advisable in connection with the preparation of the Form S-4 and the Proxy Statement-Prospectus, and any amendment or supplement thereto, and Parent shall provide the Company with a reasonable opportunity to review and comment thereon before it is filed with the SEC.
          (c) The Company shall use reasonable best efforts in accordance with Applicable Law and Company’s Articles of Incorporation and Bylaws to duly call, give notice of, convene and hold, as promptly as practicable under the Company’s Bylaws and the CCC, a meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of considering and voting upon the approval of the Company Shareholder Proposal. Company shall use its reasonable best efforts to solicit from the Company Shareholders proxies in favor of the Company Shareholder Proposal and to secure the Required Company Shareholder Vote. Company shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Company Shareholder Meeting are solicited in compliance with the CCC, Company’s Articles of Incorporation and Bylaws, and all other Applicable Laws. Company shall submit the Company Shareholder Proposal to the Company Shareholders at the Company Shareholder Meeting for the purpose of acting upon such proposal, whether or not the Company Board’s fiduciary duties require the Company Board to change its Company Board Recommendation to the Company Shareholders.
          (d) As promptly as practicable after the Form S-4 is declared effective by the SEC, and regardless of whether or not the Company Board’s fiduciary duties require the Company Board to change its Company Board Recommendation to the Company Shareholders, Company shall cause the Proxy Statement-Prospectus to be mailed to each of its shareholders and shall thereafter use its commercially reasonable efforts to obtain the Required Company Shareholder Vote as soon as practicable.

ARTICLE V.
Conditions Precedent
     5.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each of the parties to effect the Merger shall be subject to the satisfaction prior to the Closing of the following conditions:
          (a) Shareholder Approval. Company shall have obtained the Required Company Shareholder Vote.
          (b) Requisite Regulatory Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, any Governmental Entity required to be obtained prior to Closing shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect.
          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. There shall not be any action taken, or any law, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity of competent jurisdiction that makes the consummation of the Merger illegal.
          (d) Form S-4. If Parent shall have triggered the provisions of Section 4.20, the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
     5.2 Conditions to Obligations of Parent. The obligation of Parent, Merger Co. and Acquisition Co. to effect the Merger is subject to the satisfaction prior to the Closing of the following conditions unless waived by Parent:
          (a) Representations and Warranties.
               (i) The representation and warranties of Company set forth in Section 3.1(b) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date.
               (ii) Each of the other representations and warranties of Company set forth in this Agreement (read without any materiality or material adverse effect qualifications) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Company, and Parent shall have received a certificate signed on behalf of Company by an authorized executive officer of Company to the matters set forth in clauses (i) and (ii).

          (b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Company by an authorized executive officer of Company to such effect.
          (c) Dissenting Shares. The total number of Dissenting Shares shall not exceed five percent (5%) of the issued and outstanding shares of Company Common Stock as of the Effective Time, and Parent shall have received a certificate to such effect signed by the chief executive officer and chief financial officer of Company.
          (d) Conversion of Preferred Stock. The holders of a requisite number of shares of Company Preferred Stock shall have cast the vote required to cause all outstanding shares of Company Preferred Stock to convert into shares of Company Common Stock, conditioned upon the consummation of the Merger and effective immediately prior to the Effective Time.
          (e) 2008 Audited Financials. Company shall have delivered to Parent an audited balance sheet of Parent as of December 31, 2008 and the related audited statement of income, statement of shareholders’ equity and statement of cash flow for the year then ended, all audited by an accounting firm reasonably acceptable to Parent, and none of such financial statement shall differ in any material respect from the corresponding unaudited financial statement for the same date or period previously delivered to Parent.
          (f) Securities Law Exemption. Parent shall have received such evidence from Company and/or its shareholders as it may reasonably require to allow it to confirm that the shares of Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement will have been issued in a transaction exempt from registration under federal and state securities law, including receiving a copy of a certification signed by each Company Shareholder and each Company Option Holder as of a reasonably recent date to the effect that (i) each such Person is an “accredited investor” within the meaning of Rule 501 under Regulation D of the Securities Act or (ii) with respect to no more than thirty-five (35) Company Shareholders or Company Option Holders, that such Person either alone or with such person’s purchaser representative(s) has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment in Parent Common Stock as contemplated by Rule 506 under the Securities Act.
          (g) No Company Material Adverse Effect. No material adverse effect on Company shall have occurred since the date of this Agreement.
          (h) Consent from Silicon Valley Bank. Parent shall have received any necessary consent or waiver from Silicon Valley Bank under its Loan and Security Agreement with respect to the Merger.
          (i) Release from Asante. Parent shall have received a release and waiver letter from Asante in form and substance reasonably satisfactory to Parent, which will include Asante’s agreement to be paid any and all fees payable to it in connection with the Merger in all cash and will release the Surviving Corporation from any further obligations upon receipt of (i) a specified amount of cash with respect to any amount due it as a result of the Closing and (ii) an amount of cash determined in accordance with a formula set forth therein with respect to any amount due it as a result of the receipt of the PMA Letter on or prior to December 31, 2012.
          (j) Lock Up Agreements. Each person listed on Schedule 5.2(j) shall execute and deliver in favor of Parent a Lock-Up Agreement in a form satisfactory to Parent setting forth that 50% of the shares of Parent Common Stock that such person receives as Merger Consideration will not be sold for a period of 120 days following the issuance by Parent of such shares.
          (k) Tax Opinion. Company shall have received the opinion of McDermott Will & Emery LLP, counsel to Company, dated as of the Closing Date, to the effect that the Merger should be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Company shall be entitled to rely upon customary representations and assumptions provided by Parent, Merger Co., Acquisition Co. and Company that counsel to the Company reasonably deems relevant.
     5.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is subject to the satisfaction prior to the Closing of the following conditions unless waived by Company:
          (a) Representations and Warranties. Each of the representations and warranties of Parent set forth in this Agreement (read without any materiality or material adverse effect qualifications) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Parent, and Company shall have received a certificate signed on behalf of Company by an authorized executive officer of Parent to such effect.
          (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Company shall have received a certificate signed on behalf of Parent by an authorized executive officer of Parent to such effect.
          (c) Parent Stock Price. The Upfront Closing Price is equal to or greater than sixty-five percent (65%) of the Upfront Signing Price.
          (d) Parent Changes. During the period between the date of this Agreement and the Effective Time, except as contemplated by this Agreement, Parent shall not have undertaken during such period (i) a merger, reorganization, stock exchange, consolidation, business combination or recapitalization if such transaction results in the Parent Common Stock no longer being publicly traded or (ii) a liquidation or dissolution of Parent.

ARTICLE VI.
Termination and Amendment
     6.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Required Company Shareholder Vote has been obtained, by mutual consent of Parent, Merger Co., Acquisition Co. and Company in a written instrument:
          (a) by either Parent or Company, upon written notice to the other party, if a Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 6.1(a) shall not be available to any party whose failure to comply with Section 4.3 or any other provision of this Agreement has been a proximate cause of, or resulted in, such action;
          (b) by either Parent or Company if the Merger shall have not been consummated on or before the date that is three (3) months from the date of this Agreement (the “Termination Date”); provided, however, that if the condition set forth in Section 5.2(f) has not been satisfied on or prior to July 10, 2009, then neither Parent or Company may terminate this Agreement under this Section 6.1(b) until the date that is 60 days after the date that the Form S-4 has been declared effective by the SEC; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of or resulted in any of the conditions to the consummation of the transactions contemplated hereby set forth in Article V having failed to be satisfied or fulfilled on or prior to the Termination Date, and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;
          (c) Intentionally omitted.
          (d) by either Parent or Company, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 5.2(a) or (b) or Section 5.3(a) or (b), as the case may be, and which breach has not been cured within thirty (30) days following written notice thereof to the breaching party or, by its nature or timing, cannot be cured within such time period; provided, however, that such cure period will be extended for such longer period (not to exceed the Termination Date) during which the breaching party exercises commercially reasonable efforts to cure.
     6.2 Effect of Termination. In the event of termination of this Agreement by either Company or Parent as provided in Section 6.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of Parent or Company or their respective officers or directors, except with respect to Section 4.8 (Fees and Expenses), this Section 6.2 (Effect of Termination) and Article VIII (General Provisions), which shall survive such termination as provided therein and except that no party shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.
     6.3 Amendment. This Agreement may be amended by the parties, at any time before or after approval of the matters presented in connection with this Agreement by the Company Shareholders but, after any such approval, no amendment shall be made which by Applicable Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     6.4 Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by Applicable Law, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.
ARTICLE VII.
Indemnification
     7.1 Survival. The parties agree that the representations, warranties, covenants and agreements of the parties contained in this Agreement (including those incorporated herein by reference) shall survive the Closing for a period beginning on the Closing Date and ending at 11:59 p.m., Minnesota time, on the date which is 18 months after the Closing Date (the “Indemnity Termination Date”), except that the representations and warranties set forth in Sections 3.1(b) (Capital Structure), 3.1(c) (Authority), 3.1(g) (Taxes), 3.1(i) (Benefit Matters), 3.1(p) (Environmental Matters) and 3.1(o) (Intellectual Property) shall survive until the later of (i) the Indemnity Termination Date, or (ii) the earlier of December 31, 2012 and the Milestone Achievement Date (the “Extended Indemnity Termination Date” with respect to such Sections). The Indemnity Termination Date or Extended Indemnity Termination Date, as applicable, shall be subject to extension for any pending claims in respect of which Company has been provided notice in accordance with the provisions of this Article VII prior thereto and which remain unresolved until resolved in accordance herewith.
     7.2 Indemnification.
          (a) General Indemnification Provisions. Subject to Section 7.1, from and after the Effective Time, Parent and the Surviving Corporation and their respective affiliates,

officers, directors, shareholders, representatives and agents (collectively the “Indemnitees”) shall be indemnified and held harmless by each Company Shareholder and each Company Option Holder (each, an “Indemnifying Party”), each of whom shall be severally liable only to the extent of each Indemnifying Party’s pro rata interest in the “Indemnification Reserve” (as defined below), from and against and in respect of any and all Losses incurred by, resulting from, arising out of, relating to, imposed upon or incurred by Parent, the Surviving Corporation or any other Indemnitee by reason of (i) any inaccuracy in or breach of any of Company’s representations, warranties, covenants or agreements contained in this Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby to the extent the indemnifiable Losses with respect thereto exceed, in the aggregate, the Loss Deductible and then only for the amount of indemnifiable Losses in excess of the Loss Deductible, which indemnifiable Losses shall be calculated without giving effect to any materiality or similar limitations or qualifications herein or therein, (ii) any claim by a holder of shares of Company Preferred Stock that are converted to Company Common Stock immediately prior to the Effective Time or that are outstanding immediately prior to the Effective Time that such a holder is entitled to any consideration by virtue of such holding other than as provided in Article II hereof, (iii) all Taxes of Company for any Taxable periods or portions thereof ending on or before the Effective Time, except to the extent such Taxes are included in Closing Indebtedness, (iv) any Negative Adjustment Shortfall, (v) any amounts payable by the Company Shareholders to the Accounting Firm pursuant to Section 2.5, and (vi) any and all reasonable costs and expenses, including reasonable legal fees and expenses, in connection with enforcing the indemnification rights of Parent pursuant to this Section 7.2. After the Effective Time, the Indemnitees’ sole and exclusive remedy for any Losses shall be the ability to seek indemnity with respect to indemnifiable Losses from the Indemnification Reserve pursuant to this Article VII.
          (b) Losses. For purposes of this Agreement, the term “Losses” means any and all losses, damages, liabilities, deficiencies, claims, diminution in value, interest, awards, judgments, penalties, costs and expenses (including attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) asserted against, incurred, sustained or suffered by an Indemnitee.
          (c) Loss Deductible. For purposes of this Agreement, the term “Loss Deductible” means $200,000.
          (d) Indemnification Reserve. For purposes of this Agreement, the term “Indemnification Reserve” means a portion of the FDA Milestone Consideration equal to the lower of (I) fifteen million dollars ($15,000,000) and (II) the FDA Milestone Consideration. In the event that no FDA Milestone Consideration is payable, the Indemnification Reserve shall be zero.
     7.3 Satisfaction of Indemnifiable Losses After the Effective Time. Parent’s right to indemnification after the Effective Time under Section 7.2(a) shall be satisfied solely through a set-off by Parent of any indemnifiable Losses it is entitled to recover under Section 7.2(a) against any payment of FDA Milestone Consideration owed to Milestone Payees pursuant to Section 2.3. Parent shall also be entitled to withhold from any payment of FDA Milestone Consideration, an amount equal to the amount of indemnifiable Losses for which Parent believes in good faith it is entitled to indemnification under Section 7.2(a), in respect of which the Shareholder Representative has been provided notice, which withheld amount shall be applied against indemnifiable Losses as and when such indemnifiable Losses are determined in accordance with this Article VII. In no event shall Parent be entitled to reduce the value of the FDA Milestone Consideration that is set-off against indemnifiable Losses under this Section 7.3 by more than the amount of the Indemnification Reserve, with set-off being done in both cash and shares of Parent Common Stock in the same ratio as such cash and shares comprise the Milestone Cash Consideration and the Milestone Stock Consideration, respectively (with the value of any share of Parent Common Stock determined by using the Deemed FDA Milestone Price). The Indemnitees shall provide the Shareholder Representative with notice of any set-off by Parent for any indemnifiable Losses, which will set forth the basis for and amount of such indemnifiable Loss and right to set-off (an “Indemnification Set-off Notice”). The Shareholder Representative shall have 60 days after the receipt of an Indemnification Set-off Notice to review the Indemnification Set-off Notice and assess the validity of Indemnitees’ claim for set-off against the FDA Milestone Consideration (the “Set-off Review Period”). If, within the Set-off Review Period, the Shareholder Representative disputes any claim for indemnification and set-off by Parent against the FDA Milestone Consideration set forth in the Indemnification Set-off Notice, the Shareholder Representative shall give Parent written notice of such disagreement specifically identifying the indemnifiable Losses and set-off amounts in dispute and the basis for such dispute (the “Set-off Dispute Notice”). The parties shall use reasonable efforts to reach agreement with respect to such disputed items within 30 days following the delivery of the Set-off Dispute Notice, or such longer period as may be agreed upon in writing by the parties (the “Set-off Resolution Period”). Any indemnifiable Loss and set-off not specifically identified in writing as a disputed item before the end of the Set-off Review Period shall be deemed to have been accepted by the Shareholder Representative and shall not be subject to any further dispute, review or change. If the parties fail to resolve any such disputes with respect to an indemnifiable Loss and set-off right set forth in an Indemnification Set-off Notice within the Set-off Resolution Period, Parent shall have the right to exercise such set-off and the Shareholder Representative shall have the right to seek remedy in law in accordance with the provisions of this Agreement.
     7.4 Third-Party Claims. With respect to any third-party claim that Parent believes, in good faith, may result in a demand by it for indemnification hereunder, the Shareholder Representative shall be entitled to participate, at his or her sole cost and expense, in any defense of such claim. Notwithstanding the immediately preceding sentence, Parent shall conduct and control such defense, but shall not settle any such claim without the consent of the Shareholder Representative, such consent not to be unreasonably withheld; provided, however, that, if such Shareholder Representative consent is so obtained, neither the Shareholder Representative nor any other Company Shareholder shall have any power or authority to object under any provision of this Article VII to the amount of any demand by Parent for indemnification (up to the amount of the Indemnification Reserve with respect to all Indemnifiable Losses) with respect to such settlement.
     7.5 Remedies. Prior to the Effective Time, Parent shall have the right to seek any remedy in law or equity, including an action for breach of contract, in lieu of or in addition to any remedies provided in this Article VII. Furthermore, the Company understands that if the Company fails to fulfill the Company’s obligations under this Agreement to consummate the transactions contemplated hereby the damages to Parent would be very difficult to determine.

Therefore, in addition to any other rights or remedies available to the Company at law, in equity, or by statute, the parties agree that Parent shall be entitled to specific enforcement with respect to the Company’s obligations to consummate the transactions contemplated hereby and to comply with the Company’s covenants related thereto, including, without limitation, Sections 4.6 and 4.7.
     7.6 Waiver of Defenses. To the maximum extent permitted by Applicable Law, each Indemnifying Party waives any claim or defense that the indemnification rights provided for in this Article VII are unenforceable under any provision of Applicable Law.
     7.7 Treatment of Indemnification Payments. All indemnification payments made to Parent shall be, and shall be treated as, an adjustment to the Merger Consideration.
ARTICLE VIII.
General Provisions
     8.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice if to Parent, Merger Co. or Acquisition Co., to ev3 Inc.
9600 54th Avenue North
Plymouth, MN 55442
Attention: Kevin M. Klemz, Esq.
Facsimile No.: (763) 398-7200
     with a copy to
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402
Attention: Phillip B. Martin, Esq.
Facsimile No.: (612) 607.7100

     and
(a) if to Company, to
Chestnut Medical Technologies, Inc.
173 Jefferson Dr.
Menlo Park, CA 94025
Attention: Aaron L. Berez
Facsimile No.: (650) 566-0072
     with a copy to
McDermott Will & Emery LLP
11682 El Camino Real, Suite 400
San Diego, CA 92130
Attention: Peter N. Townshend
Facsimile No.: (858) 720-7800
     and
(b) if to Shareholder Representative, to
CMT SR, Inc.
1485 Laurel Street
Menlo Park, CA 94025
Attention: Aaron L. Berez, MD
     8.2 Definitions; Interpretation. Capitalized terms or terms otherwise defined used herein have the meanings ascribed to them in the Sections cross-referenced in the “Index of Defined Terms” immediately following the “Table of Contents” or as otherwise set forth in this Agreement. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrase “made available” in this Agreement shall mean that the information referred to has been made available by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The phrases “know,” “known,” “knowledge” and “aware” mean the actual knowledge of (a) with respect to Parent, Merger Co. or Acquisition Co., such party’s executive officers, and (b) with respect to the Company, Aaron L. Berez, Quang Q. Tran and Daniel J. Cher. The term “affiliate” has the meaning given to it in Rule 12b-2 of the Exchange Act.

     8.3 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and this Agreement shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart. This Agreement may be executed by facsimile signature (including signatures in Adobe PDF or similar format).
     8.4 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Voting Agreements and the other documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than (I) the Exclusivity Letter Agreement, which has been terminated pursuant to Section 4.4(e) of this Agreement but certain terms of which shall survive in accordance with its terms, and (II) the Confidentiality Agreement dated November 15, 2008 by and between Company and Parent’s affiliate (but which covers Parent), as amended on May 2, 2009, which shall survive the execution and delivery of this Agreement in accordance with its terms, and (b) except as provided in Section 4.9 (which is intended for the benefit of only the persons specified therein), is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
     8.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).
     8.6 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
     8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.
     8.8 Submission to Jurisdiction. Any suit, action or other proceeding arising out of this Agreement or any transaction contemplated (i) that is initiated prior to the Effective Time by Company or the Shareholder Representative or after the Effective Time by the Shareholder Representative will be brought in the State of Minnesota located in the cities of Minneapolis or St. Paul or (ii) that is initiated by Parent, Merger Co. or Acquisition Co. or that is initiated after the Effective Time by Surviving Corporation will be brought and adjudicated in the State of

California located in the city of San Francisco, and each party hereto irrevocably submits to the jurisdiction of the applicable federal or state courts set forth in clause (i) or (ii) with respect to any such suit, action or other proceeding. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any federal or state court in (A) the State of Minnesota located in the cities of Minneapolis or St. Paul with respect to suits, actions or other proceedings described in clause (i), and (B) in the State of California located in the city of San Francisco with respect to suits, actions or other proceedings described in clause (ii), and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such applicable court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned applicable courts in any such suit, action or other proceeding set forth in clause (i) or (ii), as applicable, by the mailing of copies thereof by mail to such party at its notice address as determined in accordance with Section 8.1 hereof, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.8 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 8.8 shall not constitute a general consent to service of process in the State of Minnesota or the State of California and shall have no effect for any purpose except as provided in this Section. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
     8.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above without the necessity to post a bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity.
     8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     8.11 Conflict Waiver; Legal Files.
          (a) Each party to this Agreement acknowledges that McDermott Will & Emery LLP (“McDermott”) has acted as legal counsel for the Company in connection with this Agreement and the Merger and other transactions contemplated hereby and thereby (collectively, the “Contemplated Transactions”) and not as counsel for any shareholder, director or employee of the Company as of prior to the Closing. Each party agrees that following the Closing, McDermott may represent any or all of such shareholders, directors or employees, and/or the Shareholder Representative in their capacity as such and not as a representative of the Surviving Corporation, with respect to the enforcement of and other matters relating to this Agreement and the Contemplated Transactions, including if the Surviving Corporation is an adverse party thereto. Each party to this Agreement hereby (1) acknowledges that they have had an opportunity to ask for and have obtained information relevant to such representation and they have had the opportunity to obtain advice of independent counsel related so such representation and the matters set forth in this Section 8.11; (2) gives its informed consent to McDermott’s representation of the Company in connection with this Agreement and the Contemplated Transactions prior to the Effective Time; and (3) gives its informed consent to McDermott’s representation of the Company’s shareholders, directors or employees, and/or the Shareholder Representative in their capacity as such and not as a representative of the Surviving Corporation, with respect to the enforcement of and other matters relating to this Agreement and the Contemplated Transactions.
          (b) The legal files of the Company for the period through the Effective Time shall become the property of the Surviving Corporation on and after the Closing. Notwithstanding the foregoing, the parties acknowledge that the Company’s legal files relating to the drafting and negotiation of this Agreement and to the Contemplated Transactions (“Company Transaction Legal Files”) contain confidential and attorney-client privileged material with respect to the matters set forth herein which may prejudice certain parties, including without limitation the Shareholder Representative, Company employees and Company Shareholders and Company Option Holders, in the event such parties attempt to enforce their rights and obligations hereunder. Accordingly, Parent and the Surviving Corporation agree that the Company Transaction Legal Files shall remain in the custody of the Shareholder Representative following the Closing. The parties will cooperate in good faith to preserve attorney-client privilege with respect to the Company Transaction Legal Files. Parent, the Surviving Corporation and their respective agents hereby waive any right to claim loss of attorney-client privilege in connection with the custody of the Company Transaction Legal Files described herein. The Shareholder Representative agrees to provide Parent, the Surviving Corporation and their respective agents with access to the Company Transaction Legal Files as necessary in connection with matters other than disputes among the parties hereto relating to this Agreement and to the Contemplated Transactions.
[signature pages follow]

     IN WITNESS WHEREOF, ev3 Inc., Starsky Merger Sub, Inc., Starsky Acquisition Sub, Inc., Chestnut Medical Technologies, Inc. and CMT SR, Inc. have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

ev3 INC.
By:	/s/ Kevin M. Klemz
	Name:	Kevin M. Klemz
	Title:	Senior Vice President, Secretary and Chief Legal Officer

STARSKY MERGER SUB, INC.
By:	/s/ Kevin M. Klemz
	Name:	Kevin M. Klemz
	Title:	Chief Executive Officer

STARSKY ACQUISITION SUB, INC.
By:	/s/ Kevin M. Klemz
	Name:	Kevin M. Klemz
	Title:	Chief Executive Officer

CHESTNUT MEDICAL TECHNOLOGIES, INC.
By:	/s/ Aaron L. Berez
	Name:	Aaron L. Berez
	Title:	Chief Executive Officer

CMT SR, INC.
By:	/s/ Aaron L. Berez
	Name:	Aaron L. Berez
	Title:	President